NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

AND

PROXY STATEMENT

2017



In early 2017, McDermott acquired the newly built pipelay and construction vessel Amazon to better position the Company for ultradeepwater and subsea, umbilicals, risers and flowlines projects. McDermott plans to upgrade the vessel to address the ultradeepwater market with a state-of-the-art J-lay system outfitted with the latest vessel technology.

LETTER TO STOCKHOLDERS



Gary P. Luquette
Independent Chair
of the Board

"Our 2016 results are the culmination of our three year journey to improve execution in our base business while positioning McDermott for growth."

Dear Fellow Stockholders:

A Year of Strong Financial and Operating Performance

We are pleased to report that 2016 was a year of strong operational and financial performance for McDermott, despite persistent challenges presented by the macro oil and gas market:

120% TSR   **$2.6B** Revenues   **$142.3M** Operating Income   **$4.3B** Backlog

These strong results are a testament to the leadership of McDermott and successfully executing our operational strategy. Continued improvements in project execution, increased focus on cost control and strengthening customer relationships all contributed to our best results in many years, including the strongest total shareholder return among peers for the second consecutive year.

The Culmination of a Three Year Journey

Our 2016 results are the culmination of our three year journey to improve execution in our base business while positioning McDermott for growth. Although 2014 began with the business facing financial difficulty, we took meaningful actions to develop and execute a turnaround plan for our business. These actions resulted in considerably improved financial results for 2015 against the backdrop of deteriorating market conditions. In 2016, we remained highly focused on items within our control and executed our operating strategy to drive sustainable and profitable growth with an increased focus on stockholders, customers and all of our stakeholders.

Continued Alignment of Operating Strategy, Financial Goals and Executive Compensation

Our 2016 results reflect the achievement of our 2016 business objectives, which include driving enhanced profitability through improved project execution, supporting future business through increased backlog, promoting pricing discipline on new bids, prioritizing liquidity needs through cost management and efficiently allocating capital to profitable investments. Key 2016 over-arching initiatives, the "One McDermott Way" and "Taking the Lead," built upon 2015's progress and further drove improvements in project execution and cost management, leading to on-schedule milestone completions in all of our operating areas. Additionally, as part of our commitment to cost containment, we completed our Additional Overhead Reduction program, which generated $45.8M of additional cash savings in 2016.

Our 2016 executive compensation programs were thoughtfully structured to align with and drive our operational performance and achieve financial targets. Stockholder feedback has been and will continue to be influential in shaping our compensation programs.

Corporate Governance, Board Oversight and Community

The extensive stockholder outreach program we began in 2015 remained a key priority for our Board in 2016. Members of our Board held discussions with holders of approximately 30% of our outstanding common stock on an array of topics, and based on feedback received we made adjustments to our compensation program, including returning to the use of a relative metric in our long-term incentive plan, and also enhanced governance processes, including placing a limit on the number of boards on which our directors may serve. You will find additional details around these and other changes on pages 11 and 38 of this Proxy Statement.

Ethics, compliance and sustainability are integral to McDermott's long-term success and we are deeply committed to ensuring all our employees, as well as those conducting business on our behalf, adhere to principles of ethical behavior and core values which include a personal commitment to integrity. Likewise, we realize the importance of integrating sustainable and socially responsible practices into our business. We are proud of our industry leading safety culture and the progress we have made this year in reducing our environmental footprint and in supporting the communities in which we operate.

Looking Forward

Thanks to our Board and executive team's success in executing our 2016 operating plan, McDermott has entered 2017 confidently, with over $3.0 billion of expected 2017 revenues booked in backlog as of 2016 year-end, a strong pipeline of potential new projects and excitement about our ability to continue differentiating ourselves to our global customers for years to come.

I am pleased to invite you to attend the 2017 Annual Meeting of Stockholders and, even if you are not able to attend, encourage you to vote via proxy. The accompanying Proxy Statement highlights many of our key activities and accomplishments in 2016 and contains information on the matters to be acted on at the Annual Meeting.

On behalf of the Board, our executive team, and the entire McDermott organization, thank you for your continued interest and support, as we seek to leverage the momentum of 2016 and look to the future.

Sincerely yours,

Gary P. Luquette
Independent Chair of the Board

March 24, 2017

YOUR VOTE IS IMPORTANT.

Whether or not you plan to attend the meeting, please take a few minutes now to vote your shares.

McDERMOTT INTERNATIONAL, INC.
757 N. Eldridge Pkwy.
Houston, Texas 77079

NOTICE OF 2017 ANNUAL MEETING OF STOCKHOLDERS

Time and Location
10:00 a.m., local time, on Friday, May 5, 2017
The Westin Houston Hotel
945 Gessner Road
Houston, Texas 77024

Record Date and Voting
You are entitled to vote if you were a stockholder of record at the close of business on March 13, 2017 (the "Record Date"). Each share of common stock is entitled to one vote for each director nominee and one vote for each of the other proposals to be voted on at the meeting. There were 243,047,477 shares of our common stock outstanding on the Record Date.

Items of Business
1. To elect eight members to our Board of Directors, each for a one year term.
2. To conduct an advisory vote to approve named executive officer compensation.
3. To conduct an advisory vote on the frequency with which to hold advisory votes on named executive officer compensation.
4. To ratify our Audit Committee's appointment of Deloitte & Touche LLP as our independent registered public accounting firm for the year ending December 31, 2017.
5. To transact such other business that properly comes before the meeting or any adjournment thereof.

Proxy Voting
Your vote is important. Please vote via proxy promptly so your shares can be represented, even if you plan to attend the Annual Meeting. You can vote by Internet, by telephone, or by requesting a printed copy of the proxy materials and using the proxy card enclosed with the printed materials.

By internet	By Telephone	By mail
		
www.proxyvote.com	Toll-free 1-800-690-6903	Follow instructions on your proxy card

Notice and Access
Instead of mailing a printed copy of our proxy materials, including our Annual Report, to each stockholder of record, we are providing access to these materials via the Internet. This reduces the amount of paper necessary to produce these materials, as well as the costs associated with mailing these materials to all stockholders. Accordingly, on March 24, 2017, we began mailing a Notice of Internet Availability of Proxy Materials (the "Notice") to all stockholders of record as of the Record Date, and posted our proxy materials on the Web site referenced in the Notice (www.proxyvote.com). As more fully described in the Notice, all stockholders may choose to access our proxy materials on the Web site referred to in the Notice and/or may request a printed set of our proxy materials. In addition, the Notice and Web site provide information regarding how you may request to receive proxy materials in printed form by mail or electronically by email on an ongoing basis.

Attending the Annual Meeting
See page 71, "Questions and Answers About the Annual Meeting and Voting" for details.

By Order of the Board of Directors,

LKHinrichs

Liane K. Hinrichs
Secretary
March 24, 2017

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Stockholders to Be Held on May 5, 2017.

The proxy statement and annual report are available on the Internet at www.proxyvote.com.

The following information applicable to the Annual Meeting may be found in the proxy statement and accompanying proxy card:

• The date, time and location of the meeting;
• A list of the matters intended to be acted on and our recommendations regarding those matters;
• Any control/identification numbers that you need to access your proxy card; and
• Information about attending the meeting and voting in person.

ABOUT MCDERMOTT

McDermott is a leading provider of integrated engineering, procurement, construction and installation services for offshore and subsea oil and gas field developments worldwide. We deliver fixed and floating production facilities, pipelines and subsea systems, from concept to commissioning, to customers including national oil companies and international and independent oil companies. McDermott generally has 40 or fewer active contracts at any given time, which typically span a duration of one to three years, are performed in a variety of jurisdictions, and may individually range from less than $50 million to more than $2 billion in total contract value.

 **Engineering**

We design production facilities in multiple phases through increased levels of definition to manage risks and maximize value across all stages of project development.

 **Procurement**

Certainty of supply requires early and thorough planning, a realistic timetable, reliable expediting, a network of high quality suppliers and subcontractors and understanding of the sourcing market.

 **Construction**

Our global fabrication facilities handle multiple, fast-track projects for conventional shallow water structures, deepwater floating platforms and subsea facilities.

 **Installation**

Our fleet of vessels can be mobilized safely and efficiently for installation campaigns anywhere in the world, optimizing productivity and mitigating various risks associated with operations offshore.

McDermott at a Glance

New York Stock Exchange:
MDR

Headquarters:
Houston, Texas

Employees:
Approximately 12,400

Operating Areas:
20 countries in oil and gas producing regions worldwide

Vessel Fleet:
12 construction and multi-service vessels

Customers:
National, International and Independent Oil Companies

Financials (as of 12/31/16):
- TSR: **120%**
- Revenue: **$2.6B**
- Operating Income: **$142.3M**
- Backlog: **$4.3B**



Forward-Looking Statements

McDermott cautions that the statements in this proxy statement which are forward-looking, and provide other than historical information, including, among other things, statements about backlog, to the extent backlog may be viewed as an indicator of future revenues, and about McDermott's expected 2017 revenues, future performance, bidding pipeline and planned upgrades to the Amazon involve risks, contingencies and uncertainties that may impact McDermott's actual results of operations. Forward-looking statements are based on current expectations and assumptions that are subject to risks and uncertainties which may cause actual results to differ materially from the forward-looking statements. For a more complete discussion of these and other risk factors, please see McDermott's annual and quarterly filings with the Securities and Exchange Commission, including its annual report on Form 10-K for the year ended December 31, 2016. Except to the extent required by applicable law, McDermott undertakes no obligation to update or revise any forward-looking statement.

PROXY SUMMARY

This proxy summary highlights information contained elsewhere in this proxy statement, and is divided into four sections:

I.   2016 Financial Performance Highlights and Strategy;
II. Executive Compensation Highlights;
III. Board and Corporate Governance Highlights; and
IV. Items of Business for the Annual Meeting.

This summary does not contain all of the information that you should consider, and you should read the entire proxy statement carefully. As used in this proxy statement, unless the context otherwise indicates or requires, references to "McDermott," "we," "us," and "our" mean McDermott International, Inc. and its consolidated subsidiaries. We first sent or provided this proxy statement and the form of proxy for our 2017 Annual Meeting of Stockholders on March 24, 2017.

I.   2016 Financial Performance Highlights and Strategy











Total shareholder return ("TSR") for McDermott was 120% for 2016, as compared to our Proxy Peer Group's median TSR of approximately 12%. McDermott's TSR was higher than the 2016 TSR for any of the companies constituting our Proxy Peer Group. Our operating income also continued to increase, with full year operating income of $142.3 million compared to 2015 operating income of $112.7 million and 2014 operating income of $16.4 million. Order intake (including change orders) was $2.7 billion in 2016, which, while a decrease from 2015, was considered positively in light of the "lower for longer" oil and gas market that continued through 2016. Year-end 2016 backlog was slightly up compared to year-end 2015, and provides a strong foundation for 2017 with approximately $3 billion of expected 2017 revenues already recorded in backlog as of December 31, 2016. In evaluating the performance of David Dickson, our President and Chief Executive Officer, the Board has considered these performance results, as well as other financial and leadership goals detailed further below, and believes that Mr. Dickson has succeeded in positioning McDermott as a stronger, more durable business, particularly during a difficult business cycle and extended challenging macro environment.

2016 Strategy and Goals

Following the appointment of David Dickson as President and Chief Executive Officer in December 2013, and notwithstanding a challenging macro oil and gas environment, over the past three years McDermott has transformed as a company through stabilization of the business, optimization via cost-reduction initiatives and growth through strategic asset investment.



Stabilization
• New leadership took countermeasures to stop multi-year EBIT decline
• Stronger relationships with key customers—signaled a transformation of McDermott
Optimization
• Undertook cost-reduction programs and business development efforts across existing business lines
• Additional measures taken to improve process and asset refreshment
Looking Ahead
• Maintain strong focus on strengthening customer relationships
• Maintain strong focus on operational and cost effectiveness

In continuation of McDermott's transformation, our strategy in 2016 was to drive a sustainable, profitable and growth-oriented business, with a focus on stockholders, customers and other stakeholders. In furtherance of this strategy, our 2016 goals were to:

- increase operating income via improved project execution;
- increase cash flows by prioritizing our liquidity needs;
- increase backlog and bookings to support our future business;
- promote pricing discipline on order intake operating margins; and
- efficiently allocate capital to profitable investments to grow our business.

Strong project execution, additional cost management, improved liquidity culture and increased organizational capabilities and competencies drove the execution of McDermott's strategy and goals in 2016.

II. Executive Compensation Highlights

The Compensation Committee is committed to targeting reasonable and competitive total direct compensation for our Named Executive Officers, or NEOs, with a significant portion of that compensation being performance-based. Our compensation programs are designed to drive achievement of our business strategies and provide competitive opportunities. Accordingly, achievement of most of those opportunities depends on the attainment of performance goals and/or stock price performance. McDermott's compensation programs are designed to provide compensation that:



Attracts, motivates and retains high-performing executives
Provides performance-based incentives to reward achievement of short and long-term business goals and strategic objectives while recognizing individual contributions
Aligns the interests of our executives with those of our stockholders

The Compensation Committee has designed and administered compensation programs aligned with this philosophy and is committed to continued outreach to stockholders to understand and address comments on our compensation programs.

2016 Compensation Program

Reflecting this philosophy, our NEO compensation arrangements in 2016 provided for the continuing use of three elements of target total direct compensation: annual base salary, annual incentive provided under our Executive Incentive Compensation Plan, or EICP, and long-term incentives, or LTI. In making compensation decisions for 2016, the Compensation Committee considered McDermott's operating strategy and goals and significantly improved operational and financial performance, with appreciation of the "lower for longer" macro oil and gas environment and comments received during the 2016 stockholder outreach program.

With respect to plan design, the Compensation Committee:

- maintained consistency in the 2016 EICP performance metrics, with the exception of the elimination of the MPI modifier following completion of the McDermott Profitability Initiative, or MPI, in 2015; and
- evolved the 2016 LTI performance metric to relative Return on Average Invested Capital, or relative ROAIC, in consideration of McDermott's transformation from turnaround and stabilization to optimization for future growth.

Performance metrics and performance levels used within elements of annual and long-term compensation are designed to support our strategic and financial goals and drive the creation of stockholder value

2016 Executive Incentive Compensation Plan

Goal		Performance Metric
Drive profitability via improved project execution	→	Operating Income
Prioritize liquidity needs	→	Free Cash Flow
Support future business	→	Order Intake
Promote pricing discipline on new work	→	Order Intake Operating Margin

2016 Long-Term Incentive Plan — Performance Units

Efficiently allocate capital to profitable investments	→	Relative Return on Average Invested Capital

With respect to levels of compensation, the Compensation Committee generally sought to maintain 2016 NEO compensation consistent with 2015 levels, with the exception of Mr. Dickson, whose 2016 target LTI award was returned to 2014 levels following an increased target LTI award in 2015, Mr. Spence, who received an increase in his 2016 target LTI award to better approximate market range and Mr. Kennefick, who received an increase in his 2016 target LTI award following his promotion in 2015. Accordingly, for 2016 NEO compensation, the Compensation Committee provided:

- No increases in annual base salaries.
- No increases in target annual incentive.
- The same number of LTI units as awarded in 2015, other than for those NEOs whose target LTI awards were adjusted as described above. Due to the decrease in the price of McDermott stock as of the grant date for the 2016 annual LTI awards, as compared to the grant date for the 2015 annual LTI awards, this resulted in a year over year decrease in the grant date fair value of LTI awarded to the NEOs, with the exception of Messrs. Spence and Kennefick, as noted above.

The mix of target total direct compensation for Mr. Dickson for 2016 is shown in the chart below.

CEO TARGET 2016 COMPENSATION



Annual Base Salary
Fixed cash compensation recognizing an executive officer's experience, skill and performance

Long-Term Incentives, or LTI
Variable compensation designed to align interests of executives with those of our stockholders with a focus on long-term performance results

Annual Incentive, or EICP
Variable compensation designed to reward achievement of short-term business goals and strategic objectives, while recognizing individual contributions

70%

15%

15%

85% AT RISK

Impact of 2016 Say on Pay Vote on Executive Compensation and Stockholder Outreach



2016 Say on Pay Vote	**Stockholder Outreach**	**Stockholder Feedback**	**Board Engagement**	**Board Response**
In 2016, 87.6% of our stockholders voted in favor on our executive compensation program	During both the Spring and Fall of 2016, we reached out to stockholders representing approximately 40% of our outstanding common stock and other stakeholders to gain insight regarding their perspectives on corporate governance and compensation matters	We conducted meetings with stockholders representing approximately 30% of our outstanding common stock and also met with other stakeholders	Meetings were led by either our independent Compensation Committee Chair or our independent Governance Committee Chair	Our Board considered the 2016 say on pay vote and the matters discussed during our 2016 stockholder and stakeholder outreach efforts, and made certain corresponding changes in our compensation and governance programs as indicated below

What we heard	What we have done in response	When effective
Maintain consistency in executive compensation plans	The financial metrics under our EICP – operating income, free cash flow, order intake and order intake operating margin – have remained consistent since 2014, with the exception of the use of the MPI Modifier in 2015, which was not included as a metric for 2016. The Compensation Committee approved the continuing use of these metrics for the 2016 and 2017 EICP awards.	2014, 2015, 2016 and 2017 EICP Awards
Consider returning to a relative metric for LTI plan awards	The Compensation Committee approved the use of Return on Average Invested Capital relative to a competitor peer group as the performance metric for both the 2016 and 2017 Performance Unit awards.	2016 and 2017 Performance Unit Awards
Consider composition of Peer Group	The Compensation Committee added a competitive peer group of both domestic and international peers for determining performance under the 2016 and 2017 Performance Unit awards.	2016 and 2017 Performance Unit Awards
Require double-trigger vesting of equity awards upon a change in control	The 2016 long-term incentive award grant agreements and 2016 McDermott International, Inc. Long-Term Incentive Plan, or the 2016 LTIP, provide for double trigger vesting upon a change in control, except where the awards are not assumed in the transaction.	February 2016 and Approval of 2016 LTIP
Maintain strong corporate governance foundation	The Board adopted limits on the number of boards on which directors may serve. Directors who serve as a CEO or senior executive of a public company generally may serve on no more than two public company boards and other directors may serve on no more than three public company boards (in both instances, including the McDermott Board).	November 2016
Maintain commitment to Board refreshment	The Governance Committee continued its commitment to Board refreshment. Consistent with our By-Laws, Roger A. Brown will retire from our Board at the 2017 Annual Meeting of Stockholders.	Ongoing
Consider periodic usage of an independent third party facilitator for Board and Committee evaluations	McDermott engaged an independent, third party facilitator in connection with the Board of Director and Committee evaluations conducted for 2017.	2017 Board Evaluations
Provide disclosure on McDermott's corporate social responsibility and sustainability activities	We have provided disclosure on McDermott's corporate social responsibility and sustainability activities in this proxy statement, and expect to continue to increase disclosures around these activities in the future.	2017 Proxy Statement
Continue stockholder engagement	The Board has prioritized stockholder engagement and will be continuing its vigorous outreach program going forward.	Ongoing

III.   Board and Corporate Governance Highlights

We are committed to maintaining the highest standards of corporate governance. The Board has built a strong and effective governance framework, which has been designed to promote the long-term interests of stockholders and support Board and management accountability.

Director Nominees

The Board of Directors has nominated eight candidates, each for a one-year term.

	Age	Director Since	Independent	Committees	Other Current Public Company Boards
John F. Bookout, III Partner, Apollo Global Management, LLC	63	2006	✓	• Audit • Governance	• None
David Dickson President and Chief Executive Officer of McDermott	49	2013		• None	• None
Stephen G. Hanks President, Chief Executive Officer of Washington Group International, Inc. (retired)	66	2009	✓	• Audit • Governance (Chair)	• Lincoln Electric Holdings, Inc. • Babcock & Wilcox Enterprises, Inc.
Erich Kaeser Chief Executive Officer of Siemens Middle East (retired)	61	2016	✓	• Audit • Compensation	• None
Gary P. Luquette President and Chief Executive Officer of Frank's International N.V. (retired) Non-Executive Chair of the Board of McDermott	61	2013	✓	• Compensation	• Frank's International, N.V.
William H. Schumann, III Executive Vice President of FMC Technologies, Inc. (retired)	66	2012	✓	• Audit (Chair) • Governance	• Avnet, Inc. • Tesoro Corporation
Mary L. Shafer-Malicki Senior Vice President and Chief Executive Officer of BP Angola (retired)	56	2011	✓	• Compensation (Chair) • Governance	• John Wood Group PLC
David A. Trice Chief Executive Officer of Newfield Exploration Company (retired)	69	2009	✓	• Audit • Compensation	• New Jersey Resources Corporation • QEP Resources, Inc.

Current Board Snapshot

Board Independence	Tenure Balance	Relevant Skills and Experience
		
8 Independent **1** Not Independent	**3** 4 years or less **4** 7 years or more **2** 5 to 6 years	**9** Executive Leadership **9** International Operations **9** Energy/Oilfield Services **8** Financial Oversight Responsibilities **7** Public Company Board **9** Corporate Governance **5** Experience with Core Customers
In accordance with our Corporate Governance Guidelines, 8 of our 9 directors are independent, including the Chair of the Board.	**Our Board is appropriately refreshed, and our directors bring a balance of experience and fresh perspectives.**	**Our directors bring leadership experience in fields relevant to McDermott.**

Corporate Governance Highlights

McDermott's Board has implemented policies and structures that we believe are among best practices in corporate governance. The Corporate Governance section of this proxy statement beginning on page 16 describes our governance framework, which includes the following:

Current Board and Governance Information			
Size of Board	9	Board Orientation	Yes
Number of Independent Directors	8	Succession Planning Oversight	Yes
Separate Chair and CEO	Yes	Board Risk Oversight	Yes
Board Meetings Held in 2016	16	Code of Conduct for Directors, Officers and Employees	Yes
Mandatory Retirement Age	72	Stock Ownership Guidelines for Directors and Executive Committee, or EXCOM, Members	Yes
Average Age of Directors	63	Anti-Hedging and Pledging Policies	Yes
Annual Board and Committee Evaluations	Yes	Clawback Policy and Forfeiture Provisions	Yes
Independent Directors Meet in Executive Sessions	Yes	Stockholder Outreach Program	Yes

Corporate and Social Responsibility

We are committed to improving the quality of life in the communities where we live and work.

Volunteering	Our employees donate their time and expertise to support charitable programs and outreach initiatives around the world. Local operations identify those in need and develop partnerships to support the health, safety and wellbeing of their neighbors. Employees are generous with their time and often volunteer after-hours or on weekends to support the greater good.
Giving	Donations are made at both the individual and corporate level to support non-profit social service organizations. Giving, in addition to monetary donations, can take the form of canned goods, toys and clothing that directly benefit local food banks, orphanages and shelters. McDermott is also a proud supporter of the American Heart Association, National MS Society and Dubai Centre for Special Needs.
Leading	The Batam International Charity (BIC) is a registered non-profit managed by a committee of employees and senior management of McDermott in Batam, Indonesia, the location of one of McDermott's fabrication yards. BIC focuses on improving the quality of life of those less fortunate in the Riau Island Province, with a significant focus on orphans. The charity is fully funded by an annual tournament that raised over $350,000 USD combined in 2015 and 2016.

IV. Items of Business for the Annual Meeting

Item of Business	Board Vote Recommendation and Rationale	Page Reference
Item 1 – Election of Directors	**FOR** The Board of Directors has nominated eight candidates, each for a one-year term, and recommends that stockholders vote for each nominee based on their specific background, experience, qualifications, attributes and skills.	16
Item 2 – Advisory Vote to Approve Named Executive Officer Compensation	**FOR** We recommend that you review our Compensation Discussion and Analysis beginning on page 33, which explains in greater detail the philosophy of the Compensation Committee and its actions and decisions in 2016 regarding our compensation programs. While the outcome of this proposal is non-binding, the Board and Compensation Committee will consider the outcome of the vote when making future compensation decisions.	33
Item 3 – Advisory Vote on the Frequency of the Advisory Vote on Named Executive Officer Compensation	**EVERY YEAR** The Board recommends that a stockholder vote for the advisory vote on executive compensation to be held every year, to allow our stockholders to evaluate our executive compensation and communicate their approval or disapproval to us on as prompt a basis as is practicable.	66
Item 4 – Ratification of Deloitte & Touche as Auditors	**FOR** Our Board of Directors has ratified our Audit Committee's appointment of Deloitte & Touche LLP as McDermott's independent registered public accounting firm for the year ending December 31, 2017, and, as a matter of good governance, we are seeking stockholder ratification of that appointment.	67

PROXY STATEMENT FOR 2017 ANNUAL MEETING OF STOCKHOLDERS

Table of Contents

CORPORATE GOVERNANCE

Introduction

Our Board of Directors maintains a strong commitment to corporate governance and has implemented policies and procedures that we believe are among the best practices in corporate governance.

We maintain a corporate governance section on our Web site which contains copies of our principal governance documents. The corporate governance section may be found at www.mcdermott.com under "INVESTORS — Corporate Governance" and "WHO WE ARE — Leadership — Board Committees." The corporate governance section contains the following documents:

Articles of Incorporation
By-Laws
Corporate Governance Guidelines
Code of Ethics for CEO and Senior Financial Officers

Board of Directors Conflicts of Interest Policies and
    Procedures
Audit Committee Charter
Compensation Committee Charter
Governance Committee Charter

In addition, our Code of Business Conduct may be found on our Web site at www.mcdermott.com at "WHO WE ARE — Ethics."

Item 1 – Election of Directors

Unless otherwise directed, the persons named as proxies on the enclosed proxy card intend to vote "FOR" the election of each of the nominees. If any nominee should become unavailable for election, the shares will be voted for such substitute nominee as may be proposed by our Board of Directors. However, we are not aware of any circumstances that would prevent any of the nominees from serving.

> ☑ **Our Board of Directors recommends that stockholders vote "FOR" each of the nominees named below.**

Election Process

Our Articles of Incorporation provide that, at each annual meeting of stockholders, all directors shall be elected annually for a term expiring at the next succeeding annual meeting of stockholders or until their respective successors are duly elected and qualified. Accordingly, on the nomination of our Board, John F. Bookout, III, David Dickson, Stephen G. Hanks, Erich Kaeser, Gary P. Luquette, William H. Schumann, III, Mary L. Shafer-Malicki and David A. Trice will stand for reelection as directors at this year's Annual Meeting, each for a term of one year.

Our By-Laws provide that (1) a person shall not be nominated for election or reelection to our Board of Directors if such person shall have attained the age of 72 prior to the date of election or reelection, and (2) any director who attains the age of 72 during his or her term shall be deemed to have resigned and retired at the first Annual Meeting following his or her attainment of the age of 72. Accordingly, a director nominee may stand for election if he or she has not attained the age of 72 prior to the date of election or reelection. Pursuant to these By-Law requirements, Roger A. Brown will retire from our Board after eleven years of service, effective at this year's Annual Meeting.

2017 Nominees

In nominating individuals to become members of the Board of Directors, the Governance Committee considers the experience, qualifications, attributes and skills of each potential member. Each nominee brings a strong and unique background and set of skills to the Board, giving the Board, as a whole, competence and experience in a wide variety of areas. The Governance Committee and the Board of Directors considered the following information,

including the specific experience, qualifications, attributes or skills of each individual, in concluding each was an appropriate nominee to serve as a member of our Board for the term commencing at this year's Annual Meeting (ages are as of May 5, 2017).



JOHN F. BOOKOUT, III

Director Since 2006

Committee Assignments:
* Audit Committee
* Governance Committee

Former Public Company Directorships:
* Tesoro Corporation (2006-2010)

Skills and Qualifications:
✓ Energy/Oil Field Services Industry
✓ Other Public Company Directorships
✓ Corporate Governance
✓ Executive Leadership
✓ Financial & Private Equity
✓ International Operations

Mr. Bookout, 63, currently serves as a Partner at Apollo Global Management, LLC, ("Apollo") a global investment management firm, since June 2016. Previously, he served as a Senior Advisor at Apollo from October 2015 to June 2016, and Managing Director of Energy and Infrastructure at Kohlberg Kravis Roberts & Co. ("KKR"), a private equity firm, from March 2008 until his retirement from KKR in June 2015. Prior to joining KKR, he served as a director of McKinsey & Company, a global management consulting firm that he joined in 1978. During Mr. Bookout's career with McKinsey, he held several leadership roles, including Managing Partner and Head of North American and European energy practices and was responsible for McKinsey's 17 global industry practices. Mr. Bookout has focused his career on the petroleum refining, marketing, exploration and development, and the natural gas and electric utility industries. Mr. Bookout also served as a director of Tesoro Corporation, an independent refiner and marketer of petroleum products, from 2006 to 2010. Mr. Bookout has a Bachelor of Arts degree in Economics from Rice University and an M.B.A. from Stanford Graduate School of Business.

The Board of Directors is nominating Mr. Bookout in consideration of his broad experience in executive leadership and as a public company director within the oil and gas exploration and development industry and the petroleum refining and marketing industry. Mr. Bookout's expertise in private equity and finance, together with his extensive global energy experience, adds significant value to McDermott's strategic decision making process.



DAVID DICKSON

Director Since 2013

President and Chief Executive Officer

Skills and Qualifications:
✓ Offshore Oilfield Engineering/Construction Industry
✓ Knowledge of and relationships with core customers
✓ Corporate Governance
✓ Executive Leadership
✓ Financial Oversight
✓ International Operations

Mr. Dickson, 49, has served as a member of our Board of Directors and as President and Chief Executive Officer since December 2013, and previously as our Executive Vice President and Chief Operating Officer beginning in October 2013. Mr. Dickson has over 25 years of offshore oilfield engineering and construction business experience, including 11 years of experience with Technip S.A. and its subsidiaries. From September 2008 to October 2013, he served as President of Technip U.S.A. Inc., with oversight responsibilities for all of Technip's North American operations. In addition to being the President of Technip U.S.A. Inc., Mr. Dickson also had responsibility for certain operations in Latin America. Mr. Dickson also supported the Technip organization by managing key customer accounts with international oil companies based in the United States.

The Board of Directors is nominating Mr. Dickson in consideration of his position as our President and Chief Executive Officer, his extensive executive leadership experience in and significant knowledge of the offshore oilfield engineering and construction business, and his broad understanding of the expectations of our core customers.



STEPHEN G. HANKS

Director Since 2009

Committee Assignments:
- Governance Committee (Chair)
- Audit Committee

Current Public Company Directorships:
- Lincoln Electric Holdings, Inc. (since 2006) — Finance Committee Chair and Compensation and Executive Development Committee
- Babcock & Wilcox Enterprises, Inc. (since July 2015) — Governance Chair, Compensation Committee and Lead Independent Director

Former Public Company Directorships:
- Washington Group International, Inc. (2000-2007)
- URS Corporation (2007-2008)
- The Babcock & Wilcox Company (2010-June 2015)

Skills and Qualifications:
- ✔ Engineering/Construction Industry
- ✔ Other Public Company Directorships
- ✔ Corporate Governance
- ✔ Executive Leadership
- ✔ Financial Oversight
- ✔ International Operations

Mr. Hanks, 66, has held various roles over a 30-year career with Washington Group International, Inc. (and its predecessor, Morrison Knudsen Corporation), an integrated engineering, construction and management solutions company for businesses and governments worldwide. From 1994 to 1995, Mr. Hanks served as Executive Vice President Administration and Finance of Morrison Knudsen Corporation and later served as Washington Group International, Inc.'s President and Chief Executive Officer and was a member of its board of directors from 2000 through 2007. From November 2007 until his retirement in January 2008, he was President of the Washington Division of URS Corporation. He formerly served as Executive Vice President, Chief Legal Officer and Secretary for Washington Group International. He has also served as a director of Lincoln Electric Holdings, Inc., a global leader in arc welding, robotic welding systems, plasma and oxyfuel cutting equipment and brazing and soldering alloys, since 2006, and as a director of Babcock & Wilcox Enterprises, Inc., a global leader in energy and environmental technologies and services for the power and industrial markets, since July 2015. Mr. Hanks has a Bachelor of Science degree in Accounting from Brigham Young University, a Master's degree in Business Administration from the University of Utah and a Juris Doctor degree from the University of Idaho.

The Board of Directors is nominating Mr. Hanks in consideration of his extensive experience in the international engineering and construction business and his broad knowledge in accounting, auditing and financial reporting, and his legal background. Having served in executive and director capacities at several public companies, Mr. Hanks brings to the Board a valuable perspective on its oversight responsibilities, on corporate governance issues and on outstanding customer service across many global industrial sectors. Based on his knowledge and experience, Mr. Hanks qualifies as an "audit committee financial expert."



ERICH KAESER

Director Since 2016

Committee Assignments:
- Audit Committee
- Compensation Committee

Skills and Qualifications:
- ✔ Energy/Infrastructure Services Industry
- ✔ Corporate Governance
- ✔ Executive Leadership
- ✔ Financial Oversight
- ✔ Knowledge of Core Customers
- ✔ International Operations

Prior to his retirement in December 2014, Mr. Kaeser, 61, served in key executive and advisory positions, with a strong focus on the Middle East markets, throughout his 35 year career at Siemens AG, a global conglomerate producing energy-efficient and resource-saving technologies across a variety of industrial sectors. Mr. Kaeser served as Executive Advisor to the Siemens AG Board and Regional Middle East Management from December 2013 to December 2014, and as Chief Executive Officer, Siemens Middle East, responsible for overseeing Siemens business operations in 16 countries, from August 2008 to November 2013. He also served as Senior Vice President, Head of Corporate Development and Regional Strategies, Africa, Middle East, C.I.S., Siemens AG from May 2007 to August 2008, and in several other managerial and executive capacities within the Energy, Industry, Infrastructure and Cities sectors since commencing his career at Siemens in 1979, including: Senior Vice President, Head of Corporate Development and Regional Strategies, Africa, Middle East, C.I.S., Siemens A.G., from 2007 to 2008, Managing Director—Branch Offices, Jordan, Syria and Lebanon, Siemens A.G., from 2006 to 2007, General Manager—Power Transmission & Distribution Systems, Lower Gulf (UAE, Qatar, Bahrain, Oman, Yemen), Siemens LLC, from 2005 to 2006, President Transportation Systems – Turnkey Systems (worldwide), Siemens A.G., from 2004 to 2005, and Chief Executive Officer of Siemens Ltd. in Saudi Arabia, from 2000 to 2004. Since January 2015, Mr. Kaeser has served as an Executive Advisor for MKS Consultancy FZ LLC (a member of QRC Group A.G.), an international management consulting and executive recruitment company. Mr. Kaeser holds a Bachelor degree in Electrical Power Engineering from the Regensburg University of Applied Sciences in Germany.

The Board of Directors is nominating Mr. Kaeser in consideration of the breadth of his experience in the energy and supporting infrastructure businesses and his extensive international operations experience, particularly in the Middle East. Mr. Kaeser brings to the Board significant managerial and operational expertise in the international energy industry and provides key insight into McDermott's international operations and strategy. Based on his knowledge and experience, Mr. Kaeser qualifies as an "audit committee financial expert."



GARY P. LUQUETTE

Director Since 2013

Non-Executive Chair of the Board

Committee Assignments:
• Compensation Committee

Current Public Company Directorships:
• Frank's International N.V. (Since 2013) — Supervisory Committee

Skills and Qualifications:
✓ Energy/Oil Field Services Industry
✓ Other Public Company Directorships
✓ Corporate Governance
✓ Executive Leadership
✓ Knowledge of Core Customers
✓ Financial Oversight
✓ International Operations

From January 2015 until November 2016, Mr. Luquette, 61, served as President and Chief Executive Officer of Frank's International N.V. ("Frank's"), a global provider of engineered tubular services to the oil and gas industry, following which he served as a special advisor to Frank's until his retirement in December 2016. He has also served as a member of Frank's Supervisory Board since November 2013, and is expected to continue such service until Frank's 2017 annual meeting of shareholders. From 2006 until September 2013, he served as President of Chevron North America Exploration and Production, a unit of Chevron Corporation. Mr. Luquette began his career with Chevron in 1978 and, prior to serving as President, held several other key exploration and production positions in Europe, California, Indonesia and Louisiana, including Managing Director of Chevron Upstream Europe, Vice President, Profit Center Manager, Advisor and Engineer. He has served on the board of directors for the United Way of Greater Houston and has also been a member of the American Petroleum Institute and was the former chair of its Upstream Committee. Mr. Luquette has a Bachelor of Science degree in Civil Engineering from the University of Louisiana at Lafayette.

The Board of Directors is nominating Mr. Luquette in consideration of his extensive senior management, operational and international experience in the global oil and gas exploration and production industry and the oilfield services industry. Our Board benefits from his valuable upstream customer perspective and his knowledge and understanding of the subsea sector and our core customers.



WILLIAM H. SCHUMANN, III

Director Since 2012

Committee Assignments:
• Audit Committee (Chair)
• Governance Committee

Current Public Company Directorships:
• Avnet, Inc. (since 2010) — Non-Executive Chairman of the Board, Audit, Compensation and Corporate Governance Committees
• Tesoro Corporation (since 2016)— Governance and Audit Committees

Former Public Company Directorships:
• AMCOL International Corporation (2012-2014)
• URS Corporation (March 2014-October 2014)
• UAP Holding Corp. (2005-2008)

Skills and Qualifications:
✓ Energy Industry
✓ Other Public Company Directorships
✓ Corporate Governance
✓ Financial Oversight
✓ Executive Leadership
✓ Knowledge of Core Customers
✓ International Operations

From 2005 until his retirement in August 2012, Mr. Schumann, 66, served as Executive Vice President of FMC Technologies, Inc. ("FMC"), a global provider of technology solutions for the energy industry. During his 31 year career at FMC, and its predecessor, FMC Corporation, he also served in the following positions: Chief Financial Officer of FMC Technologies from 2001 until 2011; Chief Financial Officer of FMC Corporation from 1999 until 2001; Vice President, Corporate Development from 1998 to 1999; Vice President and General Manager, Agricultural Products Group from 1995 to 1998; Regional Director, North America Operations, Agricultural Products Group from 1993 to 1995; Executive Director of Corporate Development from 1991 to 1993, and other various management positions from the time he joined FMC in 1981. He also has served as the Chairman of the Board of Avnet, Inc., an industrial distributor of electronic components and products, since February 2010, and as a director of Tesoro Corporation, an independent refiner and marketer of petroleum products, since November 2016. Mr. Schumann has a Bachelor of Science degree in Systems Engineering from the University of California, Los Angeles, and a Master of Science degree in Management Science from University of Southern California Marshall Graduate School of Business.

The Board of Directors is nominating Mr. Schumann in consideration of his valuable experience acquired from serving in several executive leadership and board positions at public companies within the energy industry and his broad knowledge in the areas of accounting, auditing and financial reporting. Mr. Schumann brings to the Board managerial, operational and financial expertise in the global energy industry. Based on his knowledge and experience, Mr. Schumann qualifies as an "audit committee financial expert."



MARY L. SHAFER-MALICKI

Director Since 2011

Committee Assignments:
- Compensation Committee (Chair)
- Governance Committee

Current Public Company Directorships:
- John Wood Group PLC (since 2012) — Nomination and Remuneration Committees, and Safety & Assurance Committee

Skills and Qualifications:
- ✓ Energy/Oilfield Services Industry
- ✓ Other Public Company Directorships
- ✓ Corporate Governance
- ✓ Executive Leadership
- ✓ Knowledge of Core Customers
- ✓ Financial Oversight
- ✓ International Operations

From July 2007 until her retirement in March 2009, Ms. Shafer-Malicki, 56, was Senior Vice President and Chief Executive Officer of BP Angola, a subsidiary of BP p.l.c. ("BP"), an oil and natural gas exploration, production, refining and marketing company. Previously, she held several other executive leadership positions during her 25 year career with BP p.l.c. and Amoco Corp. (which was acquired by BP in 1998), including Chief Operating Officer of BP Angola from January 2005 to June 2007, Director General of BP Vietnam, from 2003 to 2004, and various other international engineering and managerial positions. In addition to working with a number of non-profit organizations, Ms. Shafer-Malicki has also served as a director of John Wood Group PLC, a leading independent services provider for the oil and gas and power generation markets, since June 2012, and served as a director of Ausenco Limited, an Australian company providing engineering design, project management, process controls and operations solutions to a variety of industries, from January 2011 through December 2016. Ms. Shafer-Malicki has a Bachelor of Science degree in Chemical Engineering from Oklahoma State University.

The Board of Directors is nominating Ms. Shafer-Malicki in consideration of her diverse experience in the upstream energy and supporting infrastructure businesses and her significant international operations experience, having served in executive and director roles for public companies in Europe, the Asia Pacific region and Africa. Ms. Shafer-Malicki's significant experience in international oil and gas allows her to provide valuable insight into McDermott's operations, strategy, commercial, safety, supply chain management and core customers.



DAVID A. TRICE

Director Since 2009

Committee Assignments:
- Audit Committee
- Compensation Committee

Current Public Company Directorships:
- New Jersey Resources Corporation (since 2004) — Compensation, and Nominating and Governance Committee
- QEP Resources, Inc. (since 2011) — Lead Director, Compensation Committee, Nominating and Governance Committee Chair

Former Public Company Directorships:
- Hornbeck Offshore Services, Inc. (2002-2011)
- Newfield Exploration Company (2000-2010)
- Grant Prideco, Inc. (2003-2008)

Skills and Qualifications:
- ✓ Energy/Oilfield Services Industry
- ✓ Other Public Company Directorships
- ✓ Corporate Governance
- ✓ Executive Leadership
- ✓ Financial Oversight
- ✓ International Operations

From February 2000 until his retirement in May 2009, Mr. Trice, 69, was President and Chief Executive Officer of Newfield Exploration Company, an oil and natural gas exploration and production company, and served as chairman of its board from September 2004 to May 2010. He previously served in several other key leadership positions at Newfield, including Vice President and Chief Financial Officer, Chief Operating Officer and President, and Vice President of Finance and International. Prior to his career at Newfield, Mr. Trice served as President and Chief Executive Officer of Huffco Group, Inc., from 1991 to May 1997. He began his career in 1973 as an attorney. Mr. Trice has also served as a director of New Jersey Resources Corporation, an energy company providing retail and wholesale services across the United States and Canada, since 2004, and as a director of QEP Resources, Inc., an energy company specialized in natural gas and oil exploration, since 2011. Mr. Trice has an Accounting and Management Services Degree from Duke University and a Juris Doctorate from Columbia University School of Law.

The Board of Directors is nominating Mr. Trice in consideration of his significant experience gained from serving in executive leadership and board positions at public companies within the oil and gas exploration and production business. With his extensive knowledge in the areas of accounting, auditing and financial reporting and his legal background, Mr. Trice offers the Board valuable insight on risk oversight, financial policy, executive compensation and corporate governance matters. Based on his knowledge and experience, he qualifies as an "audit committee financial expert."

Summary of Director Nominees' Qualifications and Experience

The following table illustrates the breadth and variety of business and other experience that each of our director nominees brings to McDermott.

Experience/Skill	John F. Bookout, III	David Dickson	Stephen G. Hanks	Erich Kaeser	Gary P. Luquette	William H. Schumann, III	Mary L. Shafer-Malicki	David A. Trice
EXECUTIVE LEADERSHIP Necessary for an understanding of management's role and responsibilities and the challenges management must address so as to be able to evaluate management's performance	●	●	●	●	●	●	●	●
ENERGY/OILFIELD SERVICES An understanding of our industry is important so that the Board can independently assess our strategy, management's progress in achieving the strategy and appropriate oversight of our business and operations	●	●	●	●	●	●	●	●
PUBLIC COMPANY BOARD Important to an understanding of the Board's role as it relates to that of management	●		●		●	●	●	●
EXPERIENCE WITH CORE CUSTOMERS Knowledge of and experience with our core customers is important for achieving our strategic goals and assessing project development and opportunities for growth		●		●	●	●	●	
INTERNATIONAL OPERATIONS Important to assessing risks and business strategy in countries in which we operate	●	●	●	●	●	●	●	●
FINANCIAL OVERSIGHT RESPONSIBILITIES Important to understand the complexities of financial reporting, internal controls and the regulatory environment applicable to publicly traded companies	●	●	●	●	●	●	●	●
CORPORATE GOVERNANCE Necessary to understand directors' duties and the system of governance checks and balances under which a public company operates	●	●	●	●	●	●	●	●

Director Qualifications

Our Governance Committee has determined that a candidate for election to our Board of Directors must meet specific minimum qualifications. Each candidate should:

- have a record of integrity and ethics in his/her personal and professional life;
- have a record of professional accomplishment in his/her field;
- be prepared to represent the best interests of our stockholders;
- not have a material personal, financial or professional interest in any competitor of ours; and
- be prepared to participate fully in Board activities, including active membership on at least one Board committee and attendance at, and active participation in, meetings of the Board and the committee(s) of which he or she is a member, and not have other personal or professional commitments that would, in the Governance Committee's sole judgment, interfere with or limit his or her ability to do so.

In 2016, the Board approved amendments to the Corporate Governance Guidelines which place limits on the number of boards on which McDermott directors may serve. Such limits provide that any director who is a chief executive officer or other senior executive of a public company should serve on no more than two public company boards, and any other director should serve on no more than three public company boards, in both instances including the McDermott Board. Any proposed service in excess of these limits will be considered on a case by case basis.

In addition, the Governance Committee also considers it desirable that candidates contribute positively to the collaborative culture among Board members and possess professional and personal experiences and expertise relevant to our business and industry. The Governance Committee solicits ideas for possible candidates from a number of sources, including independent director candidate search firms, members of the Board and our senior level executives.

The Board recognizes the benefits of a diversified board and believes that any search for potential director candidates should consider diversity as to gender, race, ethnic background and personal and professional experiences. Additionally, our Corporate Governance Guidelines provide that any independent director search firm retained to assist the Governance Committee in identifying director candidates shall seek to include diverse candidates in terms of race, ethnic background and gender.

Director Independence

The New York Stock Exchange ("NYSE") listing standards require our Board of Directors to be comprised of at least a majority of independent directors. In 2015, however, the Board amended our Corporate Governance Guidelines to require that, with the exception of the Chief Executive Officer, the Board be comprised entirely of independent directors. For a director to be considered independent, our Board must determine that the director does not have any direct or indirect material relationship with us. To assist it in determining director independence, and as permitted by NYSE rules then in effect, the Board previously established categorical standards which conform to, or are more exacting than, the independence requirements in the NYSE listing standards. These standards are contained in our Corporate Governance Guidelines, which can be found on our Web site at www.mcdermott.com under "INVESTORS — Corporate Governance."

Based on these independence standards, our Board of Directors has affirmatively determined that the following directors are independent and meet our categorical independence standards:

John F. Bookout, III	Gary P. Luquette
Roger A. Brown	William H. Schumann, III
Stephen G. Hanks	Mary L. Shafer-Malicki
Erich Kaeser	David A. Trice

In determining the independence of the directors, our Board considered ordinary course transactions between us and other entities with which the directors are associated, none of which were determined to constitute a material relationship with us. Messrs. Brown, Luquette, Kaeser, Schumann and Trice have no relationship with McDermott, except as a director and stockholder. Messrs. Bookout and Hanks and Ms. Shafer-Malicki are directors of entities with which we transact business in the ordinary course. Our Board also considered contributions by us to charitable organizations with which the directors were associated. No director is related to any executive or significant stockholder of McDermott, nor is any director, with the exception of Mr. Dickson, a current or former employee of McDermott.

Director Nominations

Any stockholder may nominate one or more persons for election as one of our directors at the annual meeting of stockholders if the stockholder complies with the notice, information and consent provisions contained in our By-Laws. See "Stockholders' Proposals" in this proxy statement and our By-Laws, which may be found on our Web site at *www.mcdermott.com* at "INVESTORS — Corporate Governance."

The Governance Committee will consider candidates identified through the processes described above and will evaluate the candidates, including incumbents, based on the same criteria. The Governance Committee also takes into account the contributions of incumbent directors as Board members and the benefits to us arising from their experience on the Board. Although the Governance Committee will consider candidates identified by stockholders, the Governance Committee has sole discretion whether to recommend those candidates to the Board.

The Board's Role and Responsibilities

Overview

The Board's Key Responsibilities include:



- Establishing the appropriate "Tone at the Top"
- Approving our long-term strategy and annual operating plan; monitoring performance and providing advice to management as a strategic partner
- Choosing and monitoring performance of the CEO and establishing succession plans
- Determining risk appetite; setting standards for managing risk; monitoring risk management
- Determining executive compensation
- Setting standards for corporate social responsibility and monitoring compliance
- Setting standards for and monitoring compliance; responding appropriately to "red flags"
- Evaluating any proposed transaction that creates a seeming conflict between the best interests of stockholders and those of management
- Interviewing and nominating director candidates and monitoring the board's performance
- Reviewing corporate governance guidelines and committee charters
- Overseeing relations with governments, communities and other constituents

Our Board of Directors oversees, monitors and directs management in the long-term interests of McDermott and our stockholders.

The Board's Role in Risk Oversight

As part of its oversight function, the Board is actively involved in overseeing risk management through our Enterprise Risk Management ("ERM") program, which includes periodic reporting through an area and corporate ERM structure. In connection with the ERM program, the Board exercises its oversight responsibility with respect to key external, strategic, operational and financial risks and discusses the effectiveness of current efforts to mitigate certain focus risks as identified by senior management and the Board through anonymous risk surveys.

Board and Committees Risk Oversight Responsibilities

Full Board

Although the Board is ultimately responsible for risk oversight, the Board is assisted in discharging its risk oversight responsibility by the Audit, Compensation and Governance Committees. Each committee oversees management of risks, including, but not limited to, the areas of risk summarized below, and periodically reports to the Board on those areas of risk:

Audit Committee

Oversees management of risks related to our financial statements and the financial reporting process

Compensation Committee

Oversees management of risks related to our compensation policies and practices applicable to executives, employee benefit plans and the administration of equity plans

Governance Committee

Oversees management of risks related to succession planning for the Chief Executive Officer and other members of executive management and our Ethics and Compliance Program (excluding responsibilities assigned to the Audit Committee)

At their respective November 2016 meetings, each committee undertook an assessment of those areas of risk oversight that were delegated to it and provided a report to the Board. Also, at its November 2016 meeting, the Board received an ERM report and performed an assessment and review of the risks described in that report that were not delegated to the committees.

Regarding risks relating to the design of our compensation programs, the Compensation Committee, with assistance from its independent compensation consultant, Pay Governance LLC, regularly reviews and assesses our compensation policies and practices to ensure that they are appropriate in terms of the level of risk-taking and in line with our business strategies and the interests of our stockholders. The Compensation Committee has designed our compensation programs to encourage performance focused on long-term stockholder value, promote company growth and allow for appropriate levels of risk-taking but to discourage excessive risk-taking. Based on the findings of the risk assessment performed at its November 2016 meeting, the Compensation Committee concluded that the risks arising from our compensation policies and practices are aligned with stockholders' interests and not reasonably likely to have a materially adverse impact on us.

Stockholder Engagement

The Board oversees and is committed to ongoing stockholder dialogue on governance and compensation matters and places considerable weight on stockholder feedback in making decisions impacting our governance processes and compensation programs. In 2016, our Board engaged in a stockholder outreach program to discuss our stockholders' perspectives on our governance and compensation policies and practices. We reached out to stockholders representing approximately 40% of our outstanding common stock and conducted face-to-face or telephonic meetings with holders of approximately 30%, which were led by either our independent Compensation Committee Chair or our independent Governance Committee Chair. This engagement process provided us with constructive stockholder feedback on governance and compensation topics, such as board refreshment, board evaluations, annual and long-term incentive programs and disclosure around our executive compensation programs.

The feedback received during the course of our outreach efforts was fully reported to and assessed by the Board and its relevant committees. Details as to our 2016 engagement effort and actions taken in response to stockholders' compensation-related comments are provided on pages 11 and 38 of this proxy statement. Stockholders were highly supportive of our corporate governance processes and were supportive of the Board's current tenure mix and commitment to director refreshment. In response to stockholder input received on annual Board and Committee performance evaluations generally, we enhanced our process by bringing in a third party to conduct the 2016 Board, Committee and Independent Director annual evaluations. Additionally, in response to general comments received relating to "over boarding," the Board approved limits on the number of boards on which McDermott directors may serve. The Board will continue to seek stockholder input to identify and proactively address important governance and compensation issues.

Board Refreshment and Succession Planning

We are committed to a strong board refreshment process. As part of our commitment to board refreshment we impose a mandatory director retirement age of 72, require Committee Chairs to rotate after five years of service and annually review Committee composition and individual director skills and qualifications. Additionally, our Governance Committee, typically with the assistance of a third party search firm, identifies and considers new director candidates who have expertise that would complement and enhance the current Board's skills and experience. Our commitment to board refreshment has resulted in a Board with a well-balanced tenure, with three directors who have served four years or less, two directors who have served between five and six years and four directors who have served seven years or more.

Director Succession Planning Process



Succession Planning	Identification of Candidates	Meeting with Candidates	Decision and Nomination
The Governance Committee implements an ongoing succession planning process, seeking out director candidates to join our Board in light of our emerging business needs of our business and our current Board's composition	To ensure a robust search process and access to a wide range of qualified candidates, the Governance Committee works closely with an independent search firm to identify and evaluate director candidates in light of our Board's structure, tenure and qualifications	Potential director candidates are interviewed by our Chair of the Board, CEO, the Governance Committee and other available directors	The Governance Committee recommends to the full Board for nomination those director candidates with the skills and experience that would most benefit the current Board and best serve the interests of McDermott and its stockholders

Voting

The Director Nominees stand for election or reelection to the Board by our stockholders at the Annual Meeting, each to serve one-year terms.

Board and Committee Evaluations

Our Board recognizes the critical role of annual Board and committee evaluations in ensuring each are functioning effectively. The Governance Committee annually reviews the Board and committee evaluation process in consideration of recent best practices and input from the directors. To that end, and in response to stockholder input received during the 2016 stockholder outreach program, the Governance Committee enhanced the evaluation process by utilizing a third party to help conduct the annual Board and committee performance evaluations conducted in early 2017.

Annual Board and Committee Evaluation Process

Board Survey

The third party facilitator worked with the Chair of the Board, the Governance Chair and selected directors and officers to set the scope and plan for the annual evaluations based on business strategy, board culture and observations on Board processes. The facilitator then conducted a written board survey to identify cultural and overall effectiveness issues.

Detailed Interviews

The facilitator leveraged findings from the Board survey to obtain initial views and to create with the Governance Chair a customized interview guide. Using the interview guide, the facilitator conducted in person interviews with directors and selected officers.

Full Board Discussion

The facilitator compiled feedback and developed a summary of findings and recommendations, which was presented to the full Board for discussion and proposed enhancements.

Follow-Through

The Board will consider the results of these evaluations in making decisions on Board agendas, structure, responsibilities, policies and practices, as appropriate. The facilitator will reach out to the Board later in the year to determine lasting impact of changes and any further steps.

Sustainability and Corporate Social Responsibility

Sustainability and corporate social responsibility are integral components of our business strategy. In 2015, we established "Taking the Lead," an internally driven initiative focused on proactively developing and supporting the behaviors and attitudes that lead to a robust quality, health, safety, environment and security ("QHSES") culture and excellence in QHSES performance. Our approach to corporate responsibility and sustainability revolves around maintaining our best in class safety performance, limiting our environmental footprint and supporting local community development.

Safety

McDermott has a deeply integrated safety culture that is "part of our DNA." The safety of our employees, customers, subcontractors and vendors is of utmost importance and we strive to be an industry leader in safety. In 2016, we reached significant safety milestones at our fabrication yards and on our vessels around the world, with our Middle East area setting a new record achievement in reaching 48-million man-hours without a lost time incident.

Environment

McDermott is focused on opportunities to reduce our environmental impact in areas in which we operate. Our approach to reducing our environmental impact is to consider how we can integrate new solutions in our operations and activities to create sustained change. In 2016, in particular, we were highly focused on eliminating and controlling plastic waste.

Philanthropy & Volunteerism

We realize that the success of our business is linked to the success of the communities where we operate. McDermott is committed to using its global reach to develop, strengthen and support the communities in which we operate. A few of the causes in which we participated to support our communities this year were:

- organizing a blood donation event in partnership with the Indonesian Red Cross in Batam, for which we were recognized with an award by the Riau Islands Red Cross for our commitment and contribution through blood drive activities;
- participating in the American Heart Association's 2016 Heart Walk, raising funds to save lives from heart disease and stroke, for which we were recognized as one of the top five contributors in the Houston area; and
- hosting a World Environment Day at our Altamira fabrication yard to take local action against environmental challenges, where our employees and their families gathered to plant casuarinas, a type of tree that flourishes in the local environment.

Communications with the Board

Stockholders or other interested persons may send written communications to the independent members of our Board, addressed to Board of Directors (Independent Directors), c/o McDermott International, Inc., Corporate Secretary, 757 N. Eldridge Pkwy., Houston, Texas 77079.

Board Leadership Structure

Mr. Luquette has served as Chair of the Board since May 6, 2014. Our Board believes that it is appropriate for McDermott to have a Chair of the Board separate from the Chief Executive Officer, as this structure allows Mr. Dickson, McDermott's President and Chief Executive Officer, to maintain his focus on our strategic direction and the management of our day-to-day operations and performance, while Mr. Luquette is able to set the Board's agendas and lead the Board meetings.

Executive Sessions

Our independent directors meet in executive session without management on a regular basis. Currently, Mr. Luquette, our Chair of the Board of Directors, serves as the presiding director for those executive sessions.

Board of Directors and its Committees

Our Board met 16 times during 2016. All directors serving on the Board during 2016 attended 75% or more of the meetings of the Board and of the committees on which they served during 2016. Additionally, it is our policy that all of our directors attend our annual meeting of stockholders, and in accordance with that policy, all directors serving on the Board in 2016 attended our 2016 Annual Meeting.

Board Committees

Our Board currently has, and appoints the members of, standing Audit, Compensation and Governance Committees. Each standing Board committee is comprised entirely of independent nonemployee directors and has a written charter approved by the Board. The current charter for each standing Board committee is posted on our Web site at *www.mcdermott.com* under "WHO WE ARE — Leadership — Board Committees." Attendance at committee meetings is open to every director, regardless of whether he or she is a member of the committee. Occasionally, our Board may convene joint meetings of certain committees and the Board. Each portion of the joint meeting is counted separately for purposes of the number of meetings of the Board and its committees disclosed in this proxy statement. The following table shows the current membership, the principal functions and the number of meetings held in 2016 for each committee:

Audit Committee

Committee Members:	Principal Functions and Additional Information
Mr. Schumann (Chair) Mr. Bookout Mr. Hanks Mr. Kaeser Mr. Trice **7 Meetings Held in 2016**	• Monitors our financial reporting process and internal control system. • Oversees the preparation of our financial statements. • Monitors our compliance with legal and regulatory financial requirements, including our compliance with the applicable reporting requirements established by the U.S. Securities and Exchange Commission (the "SEC"). • Evaluates the independence, qualifications, performance and compensation of our independent registered public accounting firm. • Oversees the performance of our internal audit function. • Oversees certain aspects of our Ethics and Compliance Program relating to financial matters, books and records and accounting and as required by applicable statutes, rules and regulations. • Provides an open avenue of communication among our independent registered public accounting firm, financial and senior management, the internal audit department and the Board. Our Board has determined that Messrs. Schumann, Bookout, Hanks, Kaeser and Trice each qualify as an "audit committee financial expert," within the definition established by the SEC. For more information on the backgrounds of those directors, see their biographical information under "Election of Directors" above.

Compensation Committee

Committee Members:	Principal Functions and Additional Information
Ms. Shafer-Malicki (Chair) Mr. Brown Mr. Kaeser Mr. Luquette Mr. Trice **6 Meetings Held in 2016**	• Oversees the design of our officer and director compensation plans, policies and programs. • Evaluates employee benefit plans. • Approves and/or recommends to the Board for approval such officer and director compensation plans, policies and programs. • Annually reviews and approves goals and objectives relevant to CEO compensation, evaluates (in coordination with the Governance Committee) the CEO's performance in light of those goals and objectives and sets the CEO's compensation based on that evaluation. • Oversees our disclosures relating to compensation plans, policies and programs, including overseeing the preparation of the Compensation Discussion and Analysis included in this proxy statement. • Acts in its sole discretion to retain or terminate any compensation consultant to be used to assist the Compensation Committee in the discharge of its responsibilities. For additional information on the role of compensation consultants, please see "Compensation Discussion and Analysis — How We Make Compensation Decisions" below. • For 2016, the Compensation Committee authorized our Chief Executive Officer, in consultation with his direct reports, to establish individual goals under our Executive Incentive Compensation Plan ("EICP") for our other executive officers and key employees who participate in the EICP. All payments under the EICP are subject to Compensation Committee approval. • Under our long term incentive plans, the Compensation Committee may delegate some of its duties to our Chief Executive Officer or other senior officers. The Compensation Committee has delegated certain authority to our Chief Executive Officer and Vice President, Human Resources, for the approval of long-term incentive awards to new-hire, non-officer employees. • Under the McDermott International, Inc. Director and Executive Deferred Compensation Plan, which we refer to as the "DCP," the Compensation Committee may delegate any of its powers or responsibilities to one or more members of the Committee or any other person or entity.

Governance Committee

Committee Members:	Principal Functions and Additional Information
Mr. Hanks (Chair) Mr. Bookout Mr. Brown Mr. Schumann Ms. Shafer-Malicki **6 Meetings Held in 2016**	• Identifies individuals qualified to become Board members and recommends to the Board each year the director nominees for the next annual meeting of stockholders. • Recommends to the Board the directors to serve on each Board committee. • Leads the Board in its annual review of the performance of the Board and its committees. • Develops, reviews and recommends to the Board any changes to our Corporate Governance Guidelines the Governance Committee deems appropriate. • Oversees the annual evaluation of our Chief Executive Officer (in conjunction with the Compensation Committee). • Reviews and assesses the succession plan for the Chief Executive Officer and other members of executive management and reviews such plan with the Board periodically, and at least on an annual basis. • Recommends to the Board the compensation of nonemployee directors. • Serves as the primary committee overseeing our Ethics and Compliance Program, excluding certain oversight responsibilities assigned to the Audit Committee. • Oversees our director and officer insurance program.

Compensation Committee Interlocks and Insider Participation

All members of our Compensation Committee are independent in accordance with NYSE listing standards. No member of the Compensation Committee (1) was, during the year ended December 31, 2016, or had previously been, an officer or employee of McDermott or any of its subsidiaries, or (2) had any material interest in a transaction of McDermott or a business relationship with, or any indebtedness to, McDermott. No interlocking relationship existed during the year ended December 31, 2016 between any member of the Board of Directors or the Compensation Committee and an executive officer of McDermott.

Related Party Transactions

We have adopted a written Related Person Transaction Policy applicable to any individual transaction or series of related transactions, arrangements or relationships (including any indebtedness or guarantee of indebtedness) in which:

- McDermott or any of its subsidiaries is, was or will be a participant;
- any related person (as defined in the policy) has, had or will have a direct or indirect material interest; and
- the amount involved exceeds $120,000.

This policy requires directors, director nominees and executive officers to provide written notice to the General Counsel ("GC") of any potential Related Person Transaction involving, directly or indirectly, him or her or any of his or her immediate family members. Additionally, each director, director nominee and executive officer must complete an annual questionnaire designed in part to elicit and evaluate information about potential related person transactions and any related person relationships. All related person transactions requiring compliance with the policy as determined by the GC must be presented to the Governance Committee for review, approval, ratification or other action. The Governance Committee will approve or ratify a related person transaction only if it determines that, under all of the circumstances, the transaction is not inconsistent with the best interests of McDermott. There were no such transactions found to be directly or indirectly material to a related person required by SEC rules to be disclosed in this proxy statement.

Compensation of Directors

We did not make any changes to our nonemployee director compensation program in 2016.

Under our 2016 nonemployee director compensation program, cash compensation for nonemployee directors consisted of retainers (paid monthly and prorated for partial terms) and meeting fees as follows:

	($)
Annual Board Member Retainer	75,000
Audit Committee Chair Retainer	20,000
Compensation Committee Chair Retainer	20,000
Governance Committee Chair Retainer	10,000
Additional Retainer for Lead Director (if applicable)	20,000
Additional Retainer for Chair of the Board	150,000
Meeting fees for each meeting of the Board or a Committee (of which the director is a member) attended in excess of the twelfth Board or Committee meeting per annual director term	2,500

The table below summarizes the compensation earned by or paid to our nonemployee directors during the year ended December 31, 2016.

Director Compensation Table

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)[1]	Total ($)
John F. Bookout, III	75,000	119,999	194,999
Roger A. Brown	75,000	119,999	194,999
Stephen G. Hanks	85,000	119,999	204,999
Erich Kaeser	64,009	142,024	206,033
Gary P. Luquette	225,000	119,999	344,999
William H. Schumann, III	95,000	119,999	214,999
Mary L. Shafer-Malicki	95,000	119,999	214,999
David A. Trice	75,000	119,999	194,999

(1) Under our 2016 director compensation program, equity compensation for nonemployee directors included a discretionary annual stock grant. On May 10, 2016, each of the nonemployee directors then serving as a director received a grant of 26,966 shares of restricted stock valued at $119,999, which is the aggregate grant date fair value computed in accordance with Financial Accounting Standards Board Accounting Standards Codification ("FASB ASC") Topic 718, using the closing market price of McDermott common stock on the date of grant ($4.45). Additionally, Mr. Kaeser received a grant of 7,728 shares of restricted stock valued at $22,025, which represented a prorated 2015 annual grant for his partial term of service upon joining the Board in February 2016. Under the terms of each award, the restricted stock vested immediately on the grant date and immediately became unrestricted shares of McDermott common stock. For a discussion of the valuation assumptions with respect to these awards, see Note 14 to our Consolidated Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2016.

As of December 31, 2016, nonemployee directors had aggregate outstanding stock option awards as follows: Mr. Bookout – stock options to purchase 5,233 shares; and Mr. Brown – stock options to purchase 1,744 shares. All of such stock options were fully vested.

Executive Officer Profiles

The following profiles provide the relevant experience, age and tenure with McDermott as of May 5, 2017 of our Chief Executive Officer, Chief Financial Officer and other executive officers currently employed by McDermott.

David Dickson, President and Chief Executive Officer
Age: 49 | Tenure: 3 years 7 months

Mr. Dickson has served as a member of our Board of Directors and as President and Chief Executive Officer since December 2013, prior to which he served as our Executive Vice President and Chief Operating Officer from October 2013. Mr. Dickson has over 25 years of offshore oilfield engineering and construction business experience, including 11 years of experience with Technip S.A. ("Technip") and its subsidiaries. From September 2008 to October 2013, he served as President of Technip U.S.A. Inc., with oversight responsibilities for all of Technip's North American operations. In addition to being the President of Technip U.S.A. Inc., Mr. Dickson also had responsibility for certain operations in Latin America. Mr. Dickson also supported the Technip organization by managing key customer accounts with international oil companies based in the United States.

Stuart Spence, Executive Vice President and Chief Financial Officer
Age: 48 | Tenure: 2 years 9 months

Mr. Spence has served as McDermott's Executive Vice President and Chief Financial Officer since August 2014. Mr. Spence has approximately 20 years of combined financial and operational management experience with companies in the oilfield products and services and engineering and construction businesses. Immediately prior to joining McDermott, Mr. Spence served as Vice President, Artificial Lift for Halliburton Company, where he had overall strategic and operational responsibility for Halliburton's artificial lift product and service line. Previously, he served as Senior Director, Strategy and Marketing for Halliburton's Completion and Production Division. Mr. Spence joined Halliburton following Halliburton's acquisition of Global Oilfield Services Inc. in November 2011. He served as Executive Vice President and Chief Financial Officer of Global Oilfield Services from 2008 to May 2011 and as Executive Vice President, Strategy, in May 2011 in connection with the sale to Halliburton. His prior experience also includes positions of increasing financial and management responsibility at: Green Rock Energy, LLC; and Vetco International Ltd. (holding company for Aibel Ltd., an oilfield facilities maintenance and construction company, and Vetco Gray, Inc., a subsea production and drilling equipment company).

Liane Hinrichs, Senior Vice President, General Counsel and Corporate Secretary
Age: 59 | Tenure: 18 years

Ms. Hinrichs has been our Senior Vice President, General Counsel and Corporate Secretary since October 2008. Previously, she served as our: Vice President, General Counsel and Corporate Secretary from January 2007 to September 2008; Corporate Secretary and Associate General Counsel, Corporate Compliance and Transactions from January 2006 to December 2006; Associate General Counsel, Corporate Compliance and Transactions, and Deputy Corporate Secretary from June 2004 to December 2005; Assistant General Counsel, Corporate Secretary and Transactions from October 2001 to May 2004; and Senior Counsel from May 1999 to September 2001. Prior to joining McDermott in 1999, she was a partner in a New Orleans law firm.

Jonathan Kennefick, Senior Vice President, Project Execution and Delivery
Age: 48 | Tenure: 25 years

Mr. Kennefick has served as our Senior Vice President, Project Execution and Delivery, since November 2015. Mr. Kennefick joined McDermott in 1992, and has served in various positions of increasing responsibility, including: Vice President of Quality, Health, Safety, Environment and Security, from March 2014 to November 2015; Vice President, Operations—Middle East and India, from May 2012 to March 2014; Director of Operations, from June 2010 to May 2012; and General Manager, Marine Operations, from March 2008 to June 2010.

Brian McLaughlin, Senior Vice President, Commercial
Age: 46 | Tenure: 10 years

Mr. McLaughlin has served as McDermott's Senior Vice President, Commercial, since September 2015. Previously, he served as our VP Commercial, Offshore, from 2014 to September 2015; General Manager, Business Development—Middle East and India, from 2010 to 2014; Senior Director, Business Development—Middle East and India, from 2008 to 2010; and, Proposals Manager, Middle East, from 2006 to 2008. Prior to joining McDermott, Mr. McLaughlin held roles of increasing responsibility at Al Faris, Abu Dhabi, ALE Middle East and Weir Pumps.

Linh Austin, Vice President, Middle East and Caspian
Age: 47 | Tenure: 2 years 5 months

Mr. Austin has served as our Vice President, Middle East and Caspian since January 2016 and, previously, as our Senior Director Operations, Middle East from January 2015 to January 2016. Mr. Austin has over 20 years of executive and operational experience in the oil and gas industry, including two years in the Middle East with Abu Dhabi Marine Operating Company (ADMA-OPCO). Prior to joining McDermott, he served as: Senior Advisor for ADMA-OPCO from August 2013 until January 2015; Commercial Project General Manager for BP from July 2012 to August 2013; Director of Planning & Resources Unit Leader for BP from 2009 to 2012; President and CEO of Point Energy Group from 2007 to 2009; Global Strategy and IM Director for BP from 2004 to 2007; and Business Unit Chief of Staff, Project and Operations Management for BP and ARCO from 1993 to 2004.

Hugh Cuthbertson, Vice President, Asia
Age: 59 | Tenure: 39 years

Mr. Cuthbertson has served as our Vice President, Asia since January 2015. Previously, he served as: our Vice President & General Manager, Asia Pacific from April 2014 to January 2015; Senior Director, Operations, McDermott Australia Pty. Ltd. ("MAP") from July 2013 to March 2014; Senior Director Business Development, MAP, from March 2012 to July 2013, and Managing Director, MAP, from May 2009 to March 2012. Mr. Cuthbertson joined McDermott in 1978, and since that time has held positions of increasing responsibility in business development, project management and regional responsibility.

Andrew Leys, Vice President, Human Resources
Age: 38 | Tenure: 9 years

Andrew Leys has served as Vice President, Human Resources since July 2016. Prior to his current position, Mr. Leys served as Senior Director, HR & Crewing for Marine Assets & Operations from April 2014 to June 2016. Prior to rejoining McDermott in 2014, he served as Director of HR Operations for Technip North America from January 2012 to April 2014. He also served as McDermott's Director of HR for Atlantic Operations from November 2010 to January 2012 and Director of HR for Marine from September 2006 to November 2010. Before joining McDermott in 2006, Andrew served at Smith International, Inc. as Global Compensation Manager from July 2005 to September 2006, and as a Compensation Analyst from May 2003 to June 2005.

Chris Krummel, Vice President, Finance and Chief Accounting Officer
Age: 49 | Tenure: 7 months

Chris Krummel has served as the Vice President, Finance and Chief Accounting Officer since October 2016. Previously, Mr. Krummel served as a consultant of American Industrial Partners, a firm engaging in private equity investments in industrial businesses in the United States and Canada, from November 2015 through July 2016; Chief Financial Officer and Vice President of EnTrans International, a global manufacturer of aluminum tank trailers, heavy lift trailers and oilfield pressure pumping equipment used in hydraulic fracturing and other well services, from September 2014 to October 2015; Chief Accounting Officer, Vice President and Corporate Controller of Cameron International, a worldwide provider of flow equipment products, systems and services to oil, gas and process industries from April 2008 until April 2014; and Vice President, Finance of Cameron International from April 2014 until August 2014. Mr. Krummel has also served as a member of the Board of Directors of Eco-Stim Energy Solutions, an environmentally-focused well stimulation and completion company, since January 2014.

Scott Munro, Vice President, Americas, Europe and Africa
Age: 42 | Tenure: 3 years 3 months

Mr. Munro has served as our Vice President, Americas, Europe and Africa, since January 2015. Previously, he served as our Vice President and General Manager, North Seas and Africa, from April 2014 to January 2015; and Vice President, Projects and Operations Subsea, from the time he joined McDermott in January 2014 through March 2014. Prior to joining McDermott, Mr. Munro was Vice President, Commercial, for Technip U.S.A. Inc., a subsidiary of Technip, from 2010 to 2013; and Vice President Offshore Unit, Technip France, an operating unit of Technip, from 2013 to 2014. Mr. Munro has management experience in the oil and gas industry, having worked in the United Kingdom, United States, Canada, Brazil and France in a variety of operational and project management roles in organizations such as Coflexip Stena Offshore Group S.A., Acergy, S.A., Chevron Corporation and Technip.

EXECUTIVE COMPENSATION

Item 2 – Advisory Vote to Approve Named Executive Officer Compensation

We are asking our stockholders to vote on an advisory basis to approve the compensation of our NEOs (sometimes referred to as "say on pay") in accordance with Section 14A(a)(1) of the Securities Exchange Act of 1934. The Board recommends a vote "FOR" this proposal because it believes that our compensation policies and practices are effective in achieving McDermott's philosophy of providing compensation that:

- attracts, motivates and retains well-qualified executives;
- provides performance-based incentives to reward achievement of short and long term business goals and strategic objectives, while recognizing individual contributions; and
- aligns the interests of our executives with those of our stockholders.

For the reasons discussed in the "Compensation Discussion and Analysis," accompanying compensation tables and related narrative disclosures in this proxy statement, the Board of Directors unanimously recommends that stockholders vote "FOR" the following resolution:

"RESOLVED, that the compensation paid to the NEOs, as disclosed pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, compensation tables and accompanying narrative discussion in McDermott's proxy statement relating to its 2017 annual meeting of stockholders, is hereby APPROVED."

Although the resolution is non-binding, the Board of Directors and Compensation Committee will consider the outcome of the vote when making future compensation decisions.

> ☑ **Our Board of Directors recommends that stockholders vote "FOR" the advisory vote to approve named executive officer compensation.**

Compensation Discussion & Analysis

Introduction

The following Compensation Discussion and Analysis, or CD&A, provides information relevant to understanding the 2016 compensation of our executive officers and former executive officers identified in the Summary Compensation Table, whom we refer to as our NEOs, with the exception of Mr. Stephen L. Allen, our former Senior Vice President, Human Resources, who we refer to as our Retired NEO. NEOs, as used in the CD&A, includes only the Named Executive Officers who remained employed in their same position with McDermott through the date of this proxy statement. For 2016, our NEOs and their respective titles were as follows:

- David Dickson, our President and Chief Executive Officer;
- Stuart A. Spence, our Executive Vice President and Chief Financial Officer;

- Linh Austin, our Vice President, Middle East and Caspian;
- Liane K. Hinrichs, our Senior Vice President, General Counsel and Corporate Secretary; and
- Jonathan Kennefick, our Senior Vice President, Project Execution and Delivery.

The following discussion also contains statements regarding future individual and company performance targets and goals. These targets and goals are disclosed in the limited context of our compensation programs and should not be understood to be statements of management's expectations or estimates of results or other guidance. We caution investors not to apply these statements in other contexts.

CD&A Executive Summary

Our Business, the Macro Environment and our 2016 Operating Strategy

McDermott is a leading provider of integrated engineering, procurement, construction and installation services for offshore and subsea oil and gas field developments worldwide. We deliver fixed and floating production facilities, pipelines and subsea systems, from concept to commissioning, to customers including national oil companies and international and independent oil companies. McDermott generally has 40 or fewer active contracts at any given time, which typically span a duration of one to three years, are performed in a variety of jurisdictions, and may individually range from less than $50 million to more than $2 billion in total contract value. We execute our contracts through a variety of methods, with fixed-price contracts being the most prevalent. These contracts are often performed in difficult conditions, and the cost and gross profit we realize on these contracts could vary materially from the estimated amounts due to supplier, contractor and subcontractor performance, changes in job conditions, unanticipated weather conditions, variations in labor and equipment productivity, increases in the cost of raw materials over the term of the contract or our own performance.

The demand for our engineering, procurement, construction and installation services and our ability to book new work is dependent upon the capital expenditures of oil and gas companies for the construction of development projects. The depressed oil and natural gas market in recent years has resulted in significant reductions in capital expenditure budgets of oil and gas producing companies, which have led to the continued reprioritization and deferral of work as project economics have been reevaluated. A direct result of this has been the delay of certain project awards from those customers and increased competition to McDermott, as competitors compete to secure a more limited number of available projects. Notwithstanding the challenging macro environment, in 2016 McDermott continued its focus on customer relationships and building backlog in markets where capital is available for investment.

Following the appointment of David Dickson as Chief Executive Officer in December 2013, over the past three years McDermott has transformed as a company through a turnaround, stabilization of the business, optimization via cost-reduction initiatives and growth through strategic asset investment.


Stabilization
New leadership took countermeasures to stop multi-year EBIT decline
Stronger relationships with key customers—signaled a transformation of McDermott
Optimization
Undertook cost-reduction programs and business development efforts across existing business lines
Additional measures taken to improve process and asset refreshment
Looking Ahead
Maintain strong focus on strengthening customer relationships
Maintain strong focus on operational and cost effectiveness

In continuation of McDermott's transformation, in 2016 our operating strategy was to drive a sustainable, profitable and growth-oriented business, with a focus on stockholders, customers and other stakeholders. In furtherance of this strategy, our 2016 goals were to:

- increase operating income via improved project execution;
- increase cash flow by prioritizing our liquidity needs;
- increase backlog and bookings to support our future business;
- promote pricing discipline on order intake operating margins; and
- efficiently allocate capital to profitable investments to grow our business.

Strong project execution, additional cost management, improved liquidity culture and increased organizational capabilities and competencies drove the execution of McDermott's strategy and goals in 2016.

2016 Performance Highlights

TOTAL SHAREHOLDER RETURN
120%



REVENUES
$2.6B



OPERATING INCOME
$142.3M



ORDER INTAKE
$2.7B



BACKLOG
$4.3B



Total shareholder return ("TSR") for McDermott was 120% for 2016, as compared to our Proxy Peer Group's median TSR of approximately 12%. McDermott's TSR was higher than the 2016 TSR for any of the companies constituting our Proxy Peer Group. Our operating income also continued to increase, with full year operating income of $142.3 million compared to 2015 operating income of $112.7 million and 2014 operating income of $16.4 million. Order intake (including change orders) was $2.7 billion in 2016, which, while a decrease from 2015, was considered positively in light of the "lower for longer" oil and gas market that continued through 2016. Year-end 2016 backlog was slightly up compared to year-end 2015, and provides a strong foundation for 2017 with approximately $3 billion of expected 2017 revenues already recorded in backlog as of December 31, 2016. In evaluating the performance of David Dickson, our President and Chief Executive Officer, the Board has considered these performance results, as well as other financial and leadership goals detailed further below, and believes that Mr. Dickson has succeeded in positioning McDermott as a stronger, more durable business, particularly during a difficult business cycle and extended challenging macro environment.

Compensation Philosophy and 2016 Compensation Program Design and Levels

The Compensation Committee is committed to targeting reasonable and competitive total direct compensation for our NEOs, with a significant portion of that compensation being performance-based. Our compensation programs are designed to align with and drive achievement of our business strategies and provide competitive opportunities. Accordingly, achievement of most of those opportunities depends on the attainment of performance goals and/or stock price performance. McDermott's compensation programs are designed to provide compensation that:



| Attracts, motivates and retains high-performing executives | **+** | Provides performance-based incentives to reward achievement of short and long-term business goals and strategic objectives while recognizing individual contributions | **+** | Aligns the interests of our executives with those of our stockholders |

The Compensation Committee has designed and administered compensation programs aligned with this philosophy and is committed to continued outreach to stockholders to understand and address comments on our compensation programs.

Reflecting this philosophy, our NEO compensation arrangements in 2016 provided for the continuing use of three elements of target total direct compensation: annual base salary, annual incentive provided under our Executive Incentive Compensation Plan, or EICP, and long-term incentives, or LTI. In making compensation decisions for 2016, the Compensation Committee considered McDermott's operating strategy and goals and significantly improved operational and financial performance, with appreciation of the "lower for longer" macro oil and gas environment and comments received during the 2016 stockholder outreach program.

With respect to plan design, the Compensation Committee:

- maintained consistency in the 2016 EICP performance metrics, with the exception of the elimination of the MPI modifier following completion of the McDermott Profitability Initiative, or MPI, in 2015; and
- evolved the 2016 LTI performance metric to relative Return on Average Invested Capital, or relative ROAIC, in consideration of McDermott's transformation from turnaround and stabilization to optimization for future growth.

> Performance metrics and performance levels used within elements of annual and long-term compensation are designed to support our strategic and financial goals and drive the creation of stockholder value



2016 Executive Incentive Compensation Plan

Goal		Performance Metric
Drive profitability via improved project execution	➡	Operating Income
Prioritize liquidity needs	➡	Free Cash Flow
Support future business	➡	Order Intake
Promote pricing discipline on new work	➡	Order Intake Operating Margin

2016 Long-Term Incentive Plan — Performance Units

Goal		Performance Metric
Efficiently allocate capital to profitable investments	➡	Relative Return on Average Invested Capital

With respect to levels of compensation, the Compensation Committee generally sought to maintain 2016 NEO compensation consistent with 2015 levels, with the exception of Mr. Dickson, whose 2016 target LTI award was returned to 2014 levels following an increased target LTI award in 2015, Mr. Spence, who received an increase in his 2016 target LTI award to better approximate market range and Mr. Kennefick, who received an increase in his 2016 target LTI award following his promotion in 2015. Accordingly, for 2016 NEO compensation, the Compensation Committee provided:

• No increases in annual base salaries.
• No increases in target annual incentive.
• The same number of LTI units as awarded in 2015, other than for those NEOs whose target LTI awards were adjusted as described above. Due to the decrease in the price of McDermott stock as of the grant date for the 2016 annual LTI awards, as compared to the grant date for the 2015 annual LTI awards, this resulted in a year over year decrease in the grant date fair value of LTI awarded to the NEOs, with the exception of Messrs. Spence and Kennefick, as noted above.

The mix of target total direct compensation for Mr. Dickson for 2016 is shown in the chart below.

CEO TARGET 2016 COMPENSATION



Annual Base Salary
Fixed cash compensation recognizing an executive officer's experience, skill and performance

Long-Term Incentives, or LTI
Variable compensation designed to align interests of executives with those of our stockholders with a focus on long-term performance results

Annual Incentive, or EICP
Variable compensation designed to reward achievement of short-term business goals and strategic objectives, while recognizing individual contributions

15% / 15% / 70% / 85% AT RISK

Impact of 2016 Say on Pay Vote on Executive Compensation and Stockholder Outreach



2016 Say on Pay Vote	Stockholder Outreach	Stockholder Feedback	Board Engagement	Board Response
In 2016, 87.6% of our stockholders voted in favor of our executive compensation program	During both the Spring and Fall of 2016, we reached out to stockholders representing approximately 40% of our outstanding common stock and other stakeholders to gain insight regarding their perspectives on corporate governance and compensation matters	We conducted meetings with stockholders representing approximately 30% of our outstanding common stock and also met with other stakeholders	Meetings were led by either our independent Compensation Committee Chair or our independent Governance Committee Chair	Our Board considered the 2016 say on pay vote and the matters discussed during our 2016 stockholder and stakeholder outreach efforts, and made certain corresponding changes in our compensation and governance programs as indicated below

What we heard	What we have done in response	When effective
Maintain consistency in executive compensation plans	The financial metrics under our EICP – operating income, free cash flow, order intake and order intake operating margin – have remained consistent since 2014, with the exception of the use of the MPI Modifier in 2015, which was not included as a metric for 2016. The Compensation Committee approved the continuing use of these metrics for the 2016 and 2017 EICP awards.	2014, 2015, 2016 and 2017 EICP Awards
Consider returning to a relative metric for LTI plan awards	The Compensation Committee approved the use of Return on Average Invested Capital relative to a competitor peer group as the performance metric for both the 2016 and 2017 Performance Unit awards.	2016 and 2017 Performance Unit Awards
Consider composition of Peer Group	The Compensation Committee added a competitive peer group of both domestic and international peers for determining performance under the 2016 and 2017 Performance Unit awards.	2016 and 2017 Performance Unit Awards
Require double-trigger vesting of equity awards upon a change in control	The 2016 long-term incentive award grant agreements and 2016 McDermott International, Inc. Long-Term Incentive Plan provide for double trigger vesting upon a change in control, except where the awards are not assumed in the transaction.	February 2016 and Approval of 2016 LTIP
Maintain strong corporate governance foundation	The Board adopted limits on the number of boards on which directors may serve. Directors who serve as a CEO or senior executive of a public company generally may serve on no more than two public company boards and other directors may serve on no more than three public company boards (in both instances, including the McDermott Board).	November 2016
Maintain commitment to Board refreshment	The Governance Committee continued its commitment to Board refreshment. Consistent with our By-Laws, Roger A. Brown will retire from our Board at the 2017 Annual Meeting of Stockholders.	Ongoing
Consider periodic usage of an independent third party facilitator for Board and Committee evaluations	McDermott engaged an independent, third party facilitator in connection with the Board of Director and Committee evaluations conducted for 2017.	2017 Board Evaluations
Provide disclosure on McDermott's corporate social responsibility and sustainability activities	We have provided disclosure on McDermott's corporate social responsibility and sustainability activities in this proxy statement, and expect to continue to increase disclosures around these activities in the future.	2017 Proxy Statement
Continue stockholder engagement	The Board has prioritized stockholder engagement and will be continuing its vigorous outreach program going forward	Ongoing

The Compensation Committee will continue to consider the outcome of our say on pay votes when making future compensation decisions for the NEOs. The Compensation Committee expects to continue to hold the advisory vote to approve NEO compensation every year.

Executive Compensation Policies and Practices

Below we highlight certain of our executive compensation and governance policies and practices, including both those which we utilize to drive performance and those which we prohibit because we do not believe they would serve our stockholders' long-term interests:

Policy or Practice	MDR Policy	
Pay for Performance	✓	A significant portion of target total direct compensation is tied to performance, including 100% of annual incentive compensation and 50% of the NEOs' target value long-term incentive compensation.
Meaningful Stock Ownership Guidelines	✓	We have stock ownership guidelines for our NEOs that generally require the retention of a dollar value of qualifying McDermott securities of 5x base salary for our CEO, 3x base salary for the other NEOs and 5x annual retainer for directors.
Double Trigger Change in Control Agreements & Equity Agreements	✓	Our change in control agreements and, beginning in 2016, our equity agreements provide benefits only upon an involuntary termination or constructive termination of the executive officer within one year following a change in control.
Independent Compensation Consultant	✓	The Compensation Committee retains an independent compensation consultant to advise on executive compensation program and practices.
Annual Compensation Risk Assessment	✓	Our compensation consultant assists the Compensation Committee in conducting an annual risk assessment of our compensation programs.
Annual Advisory Vote on NEO Compensation	✓	We value our stockholders' input on our executive compensation programs, and our Board of Directors seeks an annual advisory vote from stockholders to approve NEO compensation.
Modest Directed Perquisite Program	✓	In 2016, the Compensation Committee eliminated the perquisite allowance and instead provided reimbursement to members of McDermott's EXCOM for financial planning and required executive physicals, in a combined amount not to exceed $20,000.
Annual Review of Share Utilization	✓	We evaluate share utilization levels annually by reviewing overhang levels (the dilutive impact of equity compensation on our stockholders) and annual run rates (the aggregate stock awarded as a percentage of total outstanding shares).
Clawback Policy	✓	We have a clawback policy that allows McDermott to recover, under certain circumstances, compensation paid to executive officers.
Derivatives Trading, Hedging or Pledging of McDermott Stock	✗	Members of the Board of Directors and employees are prohibited from engaging in derivatives trading, hedging or pledging of our common stock.
Excise Tax Gross-Ups	✗	We do not provide excise tax gross-ups in our change in control agreements.
Repricing of Underwater Stock Options	✗	Our equity incentive plans do not permit repricing or exchange of underwater stock options without stockholder approval.
Employment Contracts	✗	None of our current NEOs has an employment contract with McDermott relating to ongoing employment.

2016 Compensation Program

Compensation Philosophy

The Compensation Committee is committed to targeting reasonable and competitive total direct compensation for our NEOs, with a significant portion of that compensation being performance-based. Our compensation programs are designed to address business needs and provide competitive opportunities, but achievement of most of those opportunities depends on the attainment of performance goals and/or stock price performance. McDermott's compensation programs are designed to provide compensation that:



Attracts, motivates and retains high-performing executives

+

Provides performance-based incentives to reward achievement of short and long-term business goals and strategic objectives while recognizing individual contributions

+

Aligns the interests of our executives with those of our stockholders

What We Pay and Why: Elements of Total Direct Compensation

Target Total Direct Compensation

The Compensation Committee seeks to provide reasonable and competitive compensation. As a result, it targets the elements of total direct compensation, or "TDC," for our NEOs generally within approximately 15% of the median compensation of our market for comparable positions. Throughout this CD&A, we refer to compensation that is within approximately 15% of market median as "market range" compensation.

The Compensation Committee may set TDC or individual elements of TDC above or below the market range to account for a NEO's performance, experience, tenure in the role, internal pay equity and other factors or situations that are not typically captured by looking at standard market data and practices and which the Compensation Committee deems relevant to the appropriateness or competitiveness of a NEO's compensation.

When making decisions regarding individual compensation elements, the Compensation Committee also considers the effect on the NEO's target TDC and target total cash-based compensation (annual base salary and annual incentives at target level), as applicable. The Compensation Committee's goal is to establish target compensation for each element that, when combined, create a target TDC award for each NEO that is reasonable and competitive and supports our compensation philosophy and objectives.

Elements of Total Direct Compensation

Total direct compensation is comprised of three elements: annual base salary, annual incentive, and long-term incentives.

Annual Base Salary

We pay base salaries to provide a fixed level of compensation that helps attract and retain executives. Base salary levels recognize an executive officer's experience, skill and performance, with the goal of being market competitive based on the officer's role and responsibilities within the organization. Adjustments may be made based on individual performance, inflation, pay relative to market and internal pay equity considerations. No NEO received an increase in annual base salary in 2016.

Annual Incentive

The Compensation Committee administers our annual incentive compensation program under our Executive Incentive Compensation Plan, or EICP. The EICP is a cash incentive plan designed to motivate and reward our NEOs and other key employees for their contributions to strategic business goals and other factors that we believe drive our earnings and promote creation of stockholder value. In 2016, EICP bonus pool funding was 100% based on our financial performance, with each participant's actual bonus award determined by achievement of the participant's individual performance goals.

Financial Performance Goals. For 2016 EICP awards, the Compensation Committee approved financial metric performance goals based on consolidated operating income, consolidated free cash flow (defined as consolidated cash from operations less consolidated capital expenditures), order intake (including change orders) and operating margins on order intake, weighted as set forth below. McDermott established the 2016 financial performance goals with consideration of management's internal forecast of 2016 financial results, with the exception of the operating income goals, which were established at an increase over the forecast 2016 results.

Weight	Financial Metric Performance Goal	Reason Metric Selected	Performance Level	Business Result Goal ($/%)	Funding Multiple
25%	Operating Income	Reflects execution performance	Threshold	100M	0.5x
			Target	137M	1.0x
			Maximum	170M	2.0x
25%	Free Cash Flow	Prioritizes liquidity needs	Threshold	(180)M	0.5x
			Target	(143)M	1.0x
			Maximum	(110)M	2.0x
30%	Order Intake	Forward-looking leading indicator to drive future performance	Threshold	3,140M	0.5x
			Target	4,192M	1.0x
			Maximum	5,240M	2.0x
20%	Order Intake Operating Margin*	Promotes pricing discipline on order intake	Threshold	6%	0.5x
			Target	8%	1.0x
			Maximum	10%	2.0x

* Due to the nature of our business, forward-looking Order Intake Operating Margin Threshold, Target and Maximum business goals are competitively sensitive and unable to be disclosed, although at this time we are able to disclose such goals after the end of the applicable performance period.

McDermott's actual performance against the stated goals determines the funding for each financial performance goal, with the weighted sum of each funding multiple determining the financial metric result.

2016 Financial Performance Results Under the EICP. McDermott's actual 2016 financial performance results against the stated performance goals under the EICP were as follows:

Financial Metric Performance Goal	Actual Result ($/%)	Funding Multiple	Weight	Weighted Funding Multiple
Operating Income	203.1M*	2.000x	25%	0.500x
Free Cash Flow	(49.9)M	2.000x	25%	0.500x
Order Intake	2,726.4M	0.000x	30%	0.000x
Order Intake Operating Margin**	5.20%	0.000x	20%	0.000x
Total EICP Bonus Pool Funding Multiple				1.000x

* Actual result for Operating Income computed in accordance with generally accepted accounting principles in the U.S. was $142.3 million. In consideration of McDermott's 2016 performance, however, the Compensation Committee approved adjustments to GAAP Operating Income for items that our management does not consider to be representative of our normal operations. See the Appendix for a reconciliation of the Non-GAAP to GAAP financial measure.

** Due to the nature of our business, forward-looking Order Intake Operating Margin goals are competitively sensitive and unable to be disclosed, although at this time we are able to disclose those goals and actual results after the end of the applicable performance period.

Accordingly, each NEO was eligible to earn 1.0x of his or her target EICP award, subject to modification by the Compensation Committee, based on his or her achievement of individual performance goals.

Individual Performance Goals. Following the determination of the EICP bonus pool funding multiple, an individual participant's award was determined based on the achievement of the participant's individual performance goals. In no event could any NEO's annual bonus exceed two times his or her target EICP award opportunity. The Compensation Committee had the discretion to reduce the amount of payout to any participant, even if performance goals were achieved.

Long-Term Incentives

The Compensation Committee believes that the interests of our stockholders are best served when a significant percentage of executive compensation is comprised of equity that appreciates in value contingent on increases in the value of our common stock and other performance measures that reflect improvements in McDermott's business fundamentals. Therefore, LTI compensation represents the single largest element of our NEOs' total direct compensation. The Compensation Committee maintained the performance-based component of LTI at 50% in 2016, after increasing to 50% in 2015 from 40% in 2014, and allocated LTI compensation to executive officers, including the NEOs, as follows:

Performance Units	Restricted Stock Units
50%	50%

Performance Units. Performance units are intended to align the NEOs' interests with those of our stockholders, with a focus on long-term results. The performance units awarded in 2016 are structured to be paid out, if at all, in shares of McDermott common stock, cash equal to the fair market value of the shares otherwise deliverable, or any combination thereof, at the sole discretion of the Compensation Committee, at the end of a three-year performance period, to the extent the applicable performance goals are met. Relative return on average invested capital, or ROAIC, was used as the performance metric for the performance units granted in 2016, as the Compensation Committee believed that this metric tied specifically to our strategy of appropriately investing capital to grow the business. The number of performance units earned is determined based on both (1) our average ROAIC, and (2) our relative ROAIC improvement as compared to a competitor peer group comprised of both domestic and international peers, in each case over the three-year performance period. Based on this performance, up to 200% of a participant's target award may be earned, with earned awards between the amounts shown calculated by linear interpolation. We compute McDermott's ROAIC improvement by subtracting McDermott's 2015 ROAIC from the three-year performance period average ROAIC. Similar calculations are done for each member of the competitor peer group, following which the median competitor peer group ROAIC improvement is calculated. The amount by which McDermott's ROAIC improvement exceeds the competitor peer group median ROAIC improvement determines whether the threshold, target or maximum earned award is achieved.

	MDR 3-Year Average ROAIC	< 6%	≥ 6% and < 10%	≥ 10%
Performance Level	**Amount by which MDR ROAIC Improvement Exceeds Competitor Peer Group Median ROAIC Improvement**	**Earned Award**	**Earned Award**	**Earned Award**
Maximum	≥ 6%	50%	200%	200%
Target	2%	50%	100%	100%
Threshold	0%	50%	50%	50%
	< 0%	0%	0%	50%

Restricted Stock Units. Restricted stock units, or RSUs, are intended to promote the retention of employees, including the NEOs. The RSUs granted in 2016 generally vest in one-third increments on the first, second and third anniversaries of the grant date. The RSUs may be paid out in shares of McDermott common stock, cash equal to the fair market value of the shares otherwise deliverable, or any combination thereof, at the sole discretion of the Compensation Committee.

2016 NEO Compensation

For 2016 NEO compensation, the Compensation Committee provided:

- No increases in annual base salaries.
- No increases in annual target bonus awards. As a result of McDermott's 2016 financial performance, each NEO was eligible to earn 1.0x of his or her target EICP award, subject to adjustment by the Compensation Committee based on his or her achievement of individual performance goals.
- The same number of units to participants in our LTI program as awarded in 2015, other than for those NEOs whose target LTI awards were adjusted in 2016.

Due to the decrease in the price of McDermott stock as of the grant date for the 2016 annual LTI awards, as compared to the grant date for the 2015 annual LTI awards, this resulted in a year over year decrease in the grant date fair value of LTI awarded to the NEOs, with the exception of Messrs. Spence and Kennefick, who each received an increase to the target value of their LTI award for 2016. See "Sizing Long-Term Incentive Compensation and Timing of Equity Grants" below for further explanation of how the size of the 2016 LTI awards was determined.

The compensation of each NEO is discussed in more detail on the following pages.



McDermott Tenure:
3 years 6 months

DAVID DICKSON
President and Chief Executive Officer

2016 Target Total Direct Compensation

Element	2015 Target Compensation ($)	2016 Target Compensation ($)	2016 Percentage of Target TDC
Annual Base Salary	850,000	850,000	15%
Annual Incentive (% of Salary)	100%	100%	15%
Long-Term Incentive	5,000,000	4,000,000	70%
Target TDC	**6,700,000**	**5,700,000**	**100%**

Annual Incentive – In February 2016, the Compensation Committee approved the following individual performance goals as a component of Mr. Dickson's 2016 EICP award:

- *Financial* – Deliver financial performance in line with forecast, with a focus on continuing to build backlog, and deliver cost savings under McDermott's Additional Overhead Reduction initiative
- *Strategic* – Evaluate and propose to the Board any changes to McDermott's strategy and vision for both near-term and long-term objectives
- *QHSES* – Continue focus on quality, health, safety, environment and security, or QHSES, statistics, with increased focus on the cost of non-quality and further development of McDermott's Taking the Lead initiative
- *Relationships* – Continue development of relationships with customers, potential partners, the investment community, governments and banks
- *Internal Organization* – Continue development of effectiveness and efficiency of internal organization, and continued enhancement of processes for talent management and succession planning

The Governance Committee's assessment of these individual performance goals considered McDermott's continued financial and operational performance improvements during 2016. Notably, McDermott's 2016 financial results reflected TSR of 120%, revenues of $2.6 billion, operating income of $142.3 million and order intake (including change orders) of $2.7 billion, which resulted in year-end backlog of $4.3 billion. These results reflect continued, significant improvements since Mr. Dickson was elected as President and Chief Executive Officer in 2013, and were achieved despite the difficult, "lower for longer" oil and gas market. Additionally, under his oversight McDermott's QHSES performance has continued on a positive trend with peer leading safety statistics, increased focus on the cost of non-quality and the deployment of McDermott's Taking the Lead initiative, designed to promote consistency in quality, safety and performance across the globe as well as operating in an environmentally conscious and socially responsible manner. During 2016, Mr. Dickson also continued improving relationships with customers, potential joint venture or consortium counterparties, the investment community, governments and banks. Finally, following significant executive management changes in prior years, in 2016 Mr. Dickson was focused on building and optimizing the executive management team as required for achievement of McDermott's operating strategy, while improving talent management and succession planning for key roles.

In consideration of the Governance Committee's assessment of Mr. Dickson's achievement of his individual performance goals as discussed above, the Compensation Committee awarded Mr. Dickson a final EICP award of $1,190,000.

Long-Term Incentive – Mr. Dickson's 2016 target LTI award was decreased from his 2015 award, with his 2016 target award returned to the amount of his 2014 target LTI award following the increase received in 2015.



McDermott Tenure:
2 years 9 months

STUART A. SPENCE
Executive Vice President and Chief Financial Officer

2016 Target Total Direct Compensation

Element	2015 Target Compensation ($)	2016 Target Compensation ($)	2016 Percentage of Target TDC
Annual Base Salary	475,000	475,000	22%
Annual Incentive (% of Salary)	70%	70%	15%
Long-Term Incentive	1,200,000	1,400,000	63%
Target TDC	**2,007,500**	**2,207,500**	**100%**

Annual Incentive – Based on the Compensation Committee's and Mr. Dickson's assessment of Mr. Spence's achievement of his individual performance goals, the Compensation Committee awarded Mr. Spence a final EICP award of $478,800.

Long-Term Incentive – Mr. Spence received an increase in his 2016 target long-term incentive in consideration of his performance from his date of hire to the date of the 2016 LTI awards, as well as to more approximate market range.



McDermott Tenure:
2 years 5 months

LINH AUSTIN
Vice President, Middle East and Caspian

2016 Target Total Direct Compensation

Element	2015 Target Compensation ($)	2016 Target Compensation ($)	2016 Percentage of Target TDC
Annual Base Salary	300,000	325,000	37%
Annual Incentive (% of Salary)	30%	50%	18%
Long-Term Incentive	250,000	400,000	45%
Target TDC	**640,000**	**887,500**	**100%**

Annual Incentive – Based on the Compensation Committee's and Mr. Dickson's assessment of Mr. Austin's achievement of his individual performance goals, the Compensation Committee awarded Mr. Austin a final EICP award of $214,500.

Long-Term Incentive – Mr. Austin received an increase in his 2016 target long-term incentive as a result of his promotion to Vice President, Middle East and Caspian effective January 1, 2016.



McDermott Tenure:
18 years

LIANE K. HINRICHS
Senior Vice President, General Counsel and Corporate Secretary

2016 Target Total Direct Compensation

Element	2015 Target Compensation ($)	2016 Target Compensation ($)	2016 Percentage of Target TDC
Annual Base Salary	477,750	477,750	26%
Annual Incentive (% of Salary)	70%	70%	19%
Long-Term Incentive	1,000,000	1,000,000	55%
Target TDC	1,812,175	1,812,175	100%

Annual Incentive – Based on the Compensation Committee's and Mr. Dickson's assessment of Ms. Hinrichs' achievement of her individual performance goals, the Compensation Committee awarded Ms. Hinrichs a final EICP award of $401,310.



McDermott Tenure:
25 years

JONATHAN KENNEFICK
Senior Vice President, Project Execution and Delivery

2016 Target Total Direct Compensation

Element	2015 Target Compensation[(1)] ($)	2016 Target Compensation ($)	2016 Percentage of Target TDC
Annual Base Salary	375,000	375,000	39%
Annual Incentive (% of Salary)	50%	50%	19%
Long-Term Incentive	300,000	400,000	42%
Target TDC	862,500	962,500	100%

(1) 2015 target compensation reflects increases to annual base salary and annual incentive received in November 2015 in connection with Mr. Kennefick's promotion to Senior Vice President, Project Execution and Delivery.

Annual Incentive – Based on the Compensation Committee's and Mr. Dickson's assessment of Mr. Kennefick's achievement of his individual performance goals the Compensation Committee awarded Mr. Kennefick a final EICP award of $213,750.

Long-Term Incentive – Mr. Kennefick received an increase in his 2016 target long-term incentive as a result of his promotion to Senior Vice President, Project Execution and Delivery in November 2015 and internal pay equity considerations.

Steve Allen

Mr. Allen served as McDermott's Senior Vice President, Human Resources, until his retirement in July 2016. Mr. Allen's 2016 target direct compensation was comprised of an annual base salary of $400,000, annual incentive target award of 70% of annual base salary earned in 2016, and long-term incentive awards with a target value of $600,000, all of which remained unchanged from 2015.

In connection with Mr. Allen's retirement, we entered into a separation agreement with Mr. Allen providing for various compensation-related benefits in exchange for, among other things, his agreement to comply with several restrictive covenants. Under that separation agreement, Mr. Allen received: (1) a lump-sum cash payment equal to six months of his base salary; (2) an amount of 2016 bonus under the EICP based on actual performance results for 2016, prorated for the length of his 2016 service; (3) payment of an amount to fund three months of continuing health insurance coverage under the Consolidated Omnibus Reconciliation Act; and (4) accrued but unutilized vacation pay.

Additionally, Mr. Allen received the following relating to his outstanding equity awards under the McDermott International, Inc. 2009 Long-Term Incentive Plan (the "2009 LTIP") and the 2014 LTIP: (1) each then outstanding portion of his March 6, 2014 RSU award and March 5, 2015 RSU award, and 50% of the currently outstanding portion of his February 26, 2016 RSU award, which would, absent his retirement, have remained outstanding and continued to vest through March 15, 2017 would, subject to certain conditions, vest and be settled on the date such award would otherwise be settled in accordance with the terms of the 2009 LTIP of 2014 LTIP, as applicable, and the

applicable grant agreement; (2) each then outstanding portion of his May 12, 2014 RSU award which would, absent his retirement, have remained outstanding and continued to vest through May 15, 2017 would, subject to certain conditions, vest and be settled on the date such award would otherwise be settled in accordance with the terms of the 2014 LTIP and the applicable grant agreement; (3) each then outstanding portion of his May 12, 2014 award of performance shares which would, absent his retirement, have remained outstanding and continue to vest through May 15, 2017 would, subject to certain conditions, vest and be settled in accordance with the terms of the 2014 LTIP and applicable grant agreement, with the number of performance shares that would otherwise vest and settle prorated based on the number of days beginning on January 1, 2014 and ending on July 1, 2016 relative to the total number of days in the performance period; and (4) each then outstanding portion of his March 5, 2015 award of performance shares which would, absent his retirement, have remained outstanding and continued to vest through March 15, 2018 would, subject to certain conditions, vest and be settled on the date such award would otherwise be settled in accordance with the terms of the 2014 LTIP and applicable grant agreement, with the number of performance shares that would otherwise vest and settle prorated based on the number of days beginning on January 1, 2015 and ending on July 1, 2016 related to the total number of days in the performance period. All other outstanding equity and performance-based awards previously granted to Mr. Allen were forfeited at the time of his retirement. Mr. Allen's benefits under our Director and Executive Deferred Compensation Plan became fully vested as of the date of his retirement, and those benefits are to be paid in accordance with the terms of that plan.

2016 Other Compensation Elements

Perquisites

In 2016, our Compensation Committee revised its approach with respect to perquisites, and provided for financial planning services and an executive physical to be reimbursed to the participant or paid directly to the participant's provider of choice, in a combined amount not to exceed $20,000, rather than providing an allowance to be used for a company-required physical and any other purpose determined by the participant, as in recent years. No other perquisites were available to the participants in the perquisite program, with the exception of any company-required spousal travel for (1) the Chief Executive Officer, and (2) the remaining participants, as approved by the Chief Executive Officer. There were no reimbursements to any perquisite program participants for company-required spousal travel in 2016.

Additionally, and consistent with our past practice, we may provide a gross-up for any imputed income related to such company-required spousal travel, but only when the presence of the spouse is related to the underlying business purpose of the trip. There was no company-

required spousal travel in 2016, and no imputed income or gross-ups were provided for any such company-required spousal travel in 2016. We also may provide our NEOs with a tax gross-up on any relocation-related expense reimbursements that may be subject to tax.

Expatriate Benefits

McDermott provides benefits to our expatriate employees, which benefits are designed to relocate and support employees who are sent on an assignment outside of their home country. Expatriate benefits generally include an expatriate premium equal to 10% of the employee's base salary, a hardship premium in certain countries, a housing allowance (or company provided housing in certain locations), transportation allowance (or company provided transportation in certain locations), a cost of living differential, where applicable, a vacation allowance based on the cost of an economy plane ticket to the employee's home location, company paid education for approved dependents in locations where public education is not an option and a tax equalization program. Following Mr. Kennefick's relocation to Houston in November 2015,

McDermott continued to pay the cost of education for his dependents through June 2016, and also provided a tax gross-up on that cost.

Under McDermott's tax equalization program, we ensure that expatriate employees are subject to substantially the same income tax liability as they would have paid had they lived and worked in the United States. Each expatriate employee is responsible for a hypothetical US income tax liability based on an estimate of the expatriate's anticipated US income tax liability on their base compensation. Under the program, McDermott is responsible for any home country tax and assignment country taxes (if applicable) in excess of that amount based on the expatriate's full compensation, including any foreign allowances. Mr. Austin participated in expatriate benefits during 2016, as Mr. Austin is a United States citizen based in Dubai.

Defined Contribution Plans

We provide retirement benefits for most of our U.S. based employees, including our U.S. based NEOs, through sponsorship of the McDermott Thrift Plan, a qualified defined contribution 401(k) plan, which we refer to as our "Thrift Plan." We provide retirement benefits for our non-U.S. expatriate employees through sponsorship of a global defined contribution plan, which we refer to as the "McDermott Global Defined Contribution Plan."

Retirement and Excess Plans

We do not provide defined benefit pension plans to any of our NEOs, with the exception of Ms. Hinrichs and Mr. Kennefick, who were participants in our now closed and frozen retirement and excess plans. Ms. Hinrichs and Mr. Kennefick were eligible for participation under the McDermott (U.S.) Retirement Plan (the "U.S. Retirement Plan") before it was closed to new participants in 2006. Benefit accruals under the U.S. Retirement Plan were frozen altogether in 2010. Ms. Hinrichs is also a participant in our unfunded, nonqualified excess retirement plan (the "U.S. Excess Plan"), under which benefits have been frozen since 2010. This plan covers a small group of highly compensated employees whose ultimate benefits under the U.S. Retirement Plan are reduced by Internal Revenue Code limits on the amount of benefits which may be provided under qualified plans and the amount of compensation which may be taken into account in computing benefits under qualified plans.

See the "Pension Benefits" table under "Executive Compensation Tables" below for more information regarding the U.S. Retirement Plan, the U.S. Excess Plan and the J. Ray McDermott, S.A. Third Country National Employees Pension Plan, or the TCN Plan, which provides retirement benefits for certain of our current and former foreign employees.

Deferred Compensation Plan

The McDermott International, Inc. Director and Executive Deferred Compensation Plan, or the DCP, is a defined contribution supplemental executive retirement plan established by our Board and the Compensation Committee to help maintain the competitiveness of our post-employment compensation as compared to our market. The DCP is an unfunded, nonqualified plan that provides each participant in the plan with benefits based on the participant's notional account balance at the time of retirement or termination. Under the DCP, on an annual basis, the Compensation Committee has the discretion to credit a specified participant's notional account with an amount equal to a percentage of the participant's prior-year base salary and annual bonus paid in the prior year. We refer to such credit as a "Company Contribution." In 2016, Messrs. Dickson, Spence, Kennefick, Allen and Ms. Hinrichs were participants in the DCP and their respective accounts in the DCP received a Company Contribution in an amount equal to 5% of the sum of their respective base salaries paid in 2015 and 2014 bonus paid in 2015. Mr. Austin was not a participant in the DCP in 2016.

The Compensation Committee has designated deemed mutual fund investments to serve as indices for the purpose of determining notional investment gains and losses to each participant's account for any Company Contribution or participant-elected deferrals. Each participant allocates any Company Contributions and deferrals among the various deemed investments. DCP benefits are based on the participant's vested notional account balance at the time of retirement or termination. Please see the "Nonqualified Deferred Compensation" table and accompanying narrative below for more information about the DCP and Company Contributions to DCP accounts.

Employment Agreements

Except for change in control agreements described below, we do not currently have any employment agreements with any of our NEOs relating to ongoing employment. Mr. Austin has an employment agreement related to his status as an expatriate employee, which sets forth the expatriate benefits as discussed above under "Expatriate Benefits." This employment agreement does not provide for any specified term of employment, and the terms of the agreement are generally consistent with those of employment agreements entered into with various other McDermott expatriate employees.

Change in Control Agreements

We believe change in control agreements for executive officers are common within our industry, and our Board and the Compensation Committee believe that providing these agreements to our NEOs protects stockholders' interests by helping to assure management continuity and focus through and beyond a change in control. Accordingly, the Compensation Committee has offered change in control agreements to key senior executives since 2005. Our change in control agreements contain what is commonly referred to as a "double trigger," that is, they provide benefits only upon an involuntary termination or constructive termination of the executive officer within one year following a change in control. The change in control agreements for our NEOs generally provide a cash severance payment of a multiple of the sum of the NEO's annual base salary and target EICP, as set forth below, and a pro-rated bonus payment under the EICP.

NEO	Multiple of Base Salary + Target EICP
Mr. Dickson	2.5x
Mr. Spence	2.0x
Mr. Austin	1.0x
Ms. Hinrichs	2.0x
Mr. Kennefick	2.0x

In addition, upon a change in control, each such officer would become fully vested in any outstanding and unvested equity-based awards and his or her respective account balance in the DCP.

The change in control agreements: (1) do not provide for excise tax gross-ups; (2) require the applicable officer's execution of a release prior to payment of certain benefits; and (3) provide for the potential reduction in payments to an applicable officer in order to avoid excise taxes. Additionally, the change in control agreements with Messrs. Austin and Kennefick are scheduled to expire on March 15, 2019. See the "Potential Payments Upon Termination or Change in Control" table under "Compensation of Executive Officers" below and the accompanying disclosures for more information regarding the change in control agreements with our NEOs, as well as other plans and arrangements that have different trigger mechanisms that relate to a change in control.

Other Compensation Policies and Practices

Sizing Long-Term Incentive Compensation and Timing of Equity Grants

The Compensation Committee generally determines the size of equity-based grants as a dollar value, rather than granting a targeted number of shares or units, with each target value generally set within market range. To determine the number of restricted stock units and performance shares or units granted, the target value of long-term incentive compensation is divided by the fair market value of the applicable component of equity.

For purposes of determining 2016 awards, the Committee sought to ensure that award recipients did not receive larger share awards due solely to the decline in stock price during the preceding year. Accordingly, in February 2016, the Committee approved 2016 LTI award opportunities for the NEOs, with the number of units to be awarded based on McDermott's stock price on March 5, 2015 (the date of 2015 LTI awards). Due to the decrease in the price of McDermott stock as of the grant date for the 2016 annual LTI awards, as compared to the grant date for the 2015 annual LTI awards, there was a year over year decrease in the grant date fair value of LTI awarded to the NEOs, with the exception of Messrs. Spence and Kennefick, who received increases to the target value of their LTI awards for 2016.

To avoid timing equity grants ahead of the release of material nonpublic information, the Compensation Committee generally grants equity awards effective as of the first day of the open trading window following the meeting at which the grants are approved, which open window period generally begins on the third NYSE trading day following the filing of our annual report on Form 10-K or quarterly report on Form 10-Q with the SEC.

Stock Ownership Guidelines

To assist with the alignment of the interests of directors, executive officers and stockholders, we believe our directors and officers should have a significant financial stake in McDermott. To further that goal, we have adopted stock ownership guidelines requiring generally that our nonemployee directors and employees who are members of McDermott's EXCOM maintain a minimum ownership interest in McDermott. The EXCOM includes all of the NEOs. The ownership requirements are as follows:

Level	Base Salary or Annual Retainer Multiple
CEO	5x
Members of McDermott's EXCOM	3x
Nonemployee Directors	5x

Directors and officers have five years from their initial election as a director/officer or a change in position which increases the expected ownership level, whichever is later, to comply with the guidelines. Shares of McDermott common stock, restricted shares of McDermott common stock, restricted stock units (whether or not McDermott can settle them in cash and whether or not vested), performance shares and units (whether or not McDermott can settle them in cash and whether or not vested, but to the extent not vested, at target performance level), shares of McDermott common stock held in an employee's Thrift Plan account and shares of McDermott common stock held in any trust in which an employee has a pecuniary interest (to the extent the employee has investment control over such shares) are all counted towards compliance with the stock ownership guidelines. Further, each director and officer subject to the stock ownership guidelines has the ability to certify his or her ownership at any time after reaching compliance with the required ownership level, following which such director or officer is not required to accumulate any additional McDermott securities, so long as he or she retains the number of securities held on the certification date, regardless of any subsequent changes in the market price of shares of McDermott common stock. All directors and NEOs currently meet or exceed their ownership requirement or are within the five-year period to achieve compliance.

Derivatives Trading and Hedging

McDermott's Insider Trading Policy prohibits all directors, officers and employees, including our NEOs, from engaging in "short sales" or trading in puts, calls or other options on McDermott's common stock. Additionally, directors, officers and employees are prohibited from engaging in hedging transactions and from holding McDermott shares in a margin account or pledging McDermott shares as collateral for a loan.

Clawback Policy

Our Compensation Committee has adopted a clawback policy, which provides that, if the consolidated financial statements of McDermott are materially restated within three years of their initial filing, and the Compensation Committee determines, in its reasonable discretion, that any current or former executive officer has engaged in intentional misconduct, and such misconduct caused or partially caused the need for such restatement, the Compensation Committee may, within 12 months after such a material restatement, require that the executive forfeit and/or return to McDermott all or a portion of the compensation vested, awarded or received under any bonus award, equity award or other award during the period subject to restatement and the 12-month period following the initial filing of the financial statements that were restated. The forfeiture and/or return of compensation under the policy would be limited to any portion that the executive officer would not have received if the consolidated financial statements had been reported properly at the time of their initial filing. The clawback policy would not apply to restatements occurring as a result of a change in control, as defined in the DCP, and the policy does not limit the ability of McDermott to pursue forfeiture or reclamation of amounts under applicable law.

Forfeiture Provisions

Additionally, consistent with our recent practice, our grant agreements for awards made in 2016 contain a forfeiture provision. In 2016, this provision provided that, in the event that, while the grantee is employed by McDermott or performing services on behalf of McDermott under any consulting agreement, the grantee is convicted of a felony or a misdemeanor involving fraud, dishonesty or moral turpitude, or the grantee engages in conduct that adversely affects or, in the sole judgment of the Compensation Committee, may reasonably be expected to adversely affect, the business reputation or economic interests of McDermott, then all rights and benefits awarded under the respective agreements are immediately forfeited, terminated and withdrawn.

How We Make Compensation Decisions

Compensation Committee

The Compensation Committee has primary responsibility for determining and approving, on an annual basis, the compensation of our CEO and other executive officers. The Compensation Committee receives information and advice from its compensation consultant as well as from our human resources department and management to assist in compensation determinations.

Compensation Consultant

Pay Governance LLC, or "Pay Governance," has been engaged by our Compensation Committee to serve as its consultant on executive compensation and benefits matters since November 2010. Pay Governance provides advice and analysis to the Compensation Committee on the design, structure and level of executive and director compensation, and, when requested by the Compensation Committee, attends meetings of the Compensation Committee and participates in executive sessions without members of management present. Pay Governance reports directly to the Compensation Committee, and the Compensation Committee reviews, on an annual basis, Pay Governance's performance and provides Pay Governance with direct feedback on its performance. When requested by the Governance Committee, Pay Governance attends meetings of the Governance Committee with respect to nonemployee director compensation.

During 2016, Pay Governance did not perform any services for McDermott other than as described above. In January 2017, our Compensation Committee assessed whether the work performed by Pay Governance during 2016 raised any conflict of interest and determined that Pay Governance's work performed for the Compensation Committee raised no conflict of interest.

Role of CEO and Management

While the Compensation Committee has the responsibility to approve and monitor all compensation for our executive officers, management plays an important role in determining executive compensation. Management, at the request of the Compensation Committee, recommends financial goals that drive the business and works with Pay Governance to analyze competitive market data and to recommend compensation levels for our executive officers other than our CEO. Our CEO likewise assists the Compensation Committee by providing his evaluation of the performance of our other executive officers and recommending compensation for those officers, including adjustments to their annual incentive compensation, based on individual performance.

Defining Market Range Compensation – 2016 Benchmarking and Peer Groups

To identify median compensation for each element of total direct compensation, the Compensation Committee relies on "benchmarking." This involves reviewing the compensation of our NEOs relative to the compensation paid to similarly situated executives at companies we consider our peers. As a result, the annual base salary, target annual incentive compensation and target LTI compensation for each of the NEOs is benchmarked. However, the specific performance metrics and performance levels used within elements of annual and long-term compensation are designed for the principal purpose of supporting our strategic and financial goals and driving the creation of stockholder value, and, as a result, generally are not benchmarked.

Proxy Peer Group

It is the Compensation Committee's practice to periodically review and consider the individual companies used for benchmarking purposes. The Compensation Committee believes that identification of peers using a broad industry sector code is inadequate and does not establish similarity of operations and business models, nor identify historical competitors for managerial talent – factors the Compensation Committee considers in the selection of companies for benchmarking purposes. Therefore, the Compensation Committee considers the revenues and market capitalization of the component companies. In this CD&A, we refer to the peer group as

the "Proxy Peer Group." Market data from the Proxy Peer Group was reflective of 2013 compensation, as reported in the 2014 proxy statements of the companies in the Proxy Peer Group, and was not size-adjusted, although the Compensation Committee was aware of these differences when making individual pay decisions. Market data utilized for 2016 compensation decisions was not refreshed from the data provided by Pay Governance in 2015, given the Compensation Committee's expectation that there would be limited to no increases in elements of target direct compensation in 2016. The component companies of the Proxy Peer Group are as follows:

Archrock, Inc.	KBR, Inc.
Cameron International Corporation	Noble Corporation plc
Chicago Bridge & Iron Company N.V.	Oceaneering International, Inc.
Dresser-Rand Group, Inc.	Oil States International, Inc.
FMC Technologies, Inc.	Superior Energy Services, Inc.
Helix Energy Solutions Group, Inc.	Tidewater Inc.
Jacobs Engineering Group, Inc.	

These Proxy Peer Group companies are the same as the Proxy Peer Group utilized in 2015, except that the Proxy Peer Group for 2016 did not include Foster Wheeler AG, which was acquired by AMEC plc in November 2014.

Archrock, Inc. changed its name from Exterran Holdings, Inc. after its spin-off of a new publicly held company named Exterran Corporation.

Survey Peer Group

Pay Governance also utilized market data based on a set of 78 companies in similar industries which participate in Towers Watson surveys (the "Survey Peer Group"). The Survey Peer Group is intended to provide a reference point for pay levels within similar industries, and is used as a secondary reference for Messrs. Dickson and Spence and Ms. Hinrichs, and a primary reference for Messrs. Allen, Austin and Kennefick. Aside from screening companies on the basis of their industry classifications, no further refinements or judgments were applied in the identification of companies within the sample. Market data from the Survey Peer Group represents 2014 compensation as reported to the survey and, when possible, was size adjusted. Corporate positions were evaluated based on average revenues of $3.3 billion, and business unit positions were evaluated based on their respective revenue levels. The component companies of the Survey Peer Group are as follows:

Anadarko Petroleum Corporation	HNTB Corporation	PolyOne Corporation
Apache Corporation	Holly Frontier Corporation	PulteGroup, Inc.
A.O. Smith Corporation	Hunt Consolidated, Inc.	Rockwell Automation, Inc.
Archrock, Inc.	Husky Injection Molding Systems Ltd.	Rowan Companies plc
Ball Corporation	ION Geophysical Corporation	Saudi Arabian Oil Co.
Beam, Inc.	Irving Oil Commercial G.P.	Schlumberger Limited
Bemis Company, Inc.	ITT Corporation	Sealed Air Corporation
BG US Services	Jacobs Engineering Group, Inc.	ShawCor Ltd.
BP p.l.c.	KBR, Inc.	Shell Oil Company
Caterpillar Inc.	Koch Industries, Inc.	Snap-On Incorporated
CH2M Hill	Lehigh Hanson Materials Limited	Sonoco Products Co.
Chevron Corporation	Magellan Midstream Partners, L.P.	Spectra Energy Corp
ConocoPhillips	Marathon Oil Corporation	SPX Corporation
Deere & Company	Marathon Petroleum Corporation	Statoil ASA
Devon Energy Corporation	Matthews International Corporation	Terex Corporation
Donaldson Company, Inc.	MDU Resources Group, Inc.	Tesoro Corporation
Eaton Corporation	MeadWestvaco Corporation	Textron Inc.
EQT Corporation	Milacron Holdings Corp.	3M Company
Exxon Mobil Corporation	Noble Energy, Inc.	The Timken Company
GAF Materials	Occidental Petroleum Corporation	The Toro Company
The Goodyear Tire & Rubber Company	Owens Corning	Transocean Ltd.
Graco Inc.	Pall Corporation	Trinity Industries, Inc.
HD Supply, Inc.	Parker Hannifin Corporation	URS Corporation
Hercules Offshore, Inc.	Parsons Corporation	USG Corporation
Herman Miller, Inc.	Phillips 66 Company	Valero Energy Corporation
Hess Corporation	Polymer Group, Inc.	Xylem Inc.

Performance Unit Peer Group

In consideration of comments received from the stockholder outreach efforts undertaken during 2015 and 2016 regarding the composition of the peer group, the Compensation Committee established the following peer group comprised of domestic and international competitors for purposes of the 2016 and 2017 Performance Unit awards:

Archrock, Inc.	Saipem SpA
Helix Energy Solutions Group, Inc.	Subsea7 SA
Oceaneering International, Inc.	TechnipFMC plc
Superior Energy Services, Inc.	Swiber Holdings Limited
Tidewater Inc.	SapuraKencana Petroleum Berhad

Compensation Committee Report

We have reviewed and discussed the Compensation Discussion and Analysis with McDermott's management and, based on our review and discussions, we recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement.

THE COMPENSATION COMMITTEE
Mary L. Shafer-Malicki, Chair
Roger A. Brown
Erich Kaeser
Gary P. Luquette
David Trice

EXECUTIVE COMPENSATION TABLES

The following table summarizes the prior three years' compensation of our Chief Executive Officer, our Chief Financial Officer, our three highest paid executive officers who did not serve as our CEO and CFO during 2016 and were employed by McDermott as of December 31, 2016, and our former Senior Vice President, Human Resources, Mr. Allen (who served until July 1, 2016). No compensation information is provided for Messrs. Austin or Kennefick for 2014 and 2015, as they were not previously included as "named executive officers" in our proxy statement for our annual meeting of stockholders in 2015 or 2016. No compensation information is provided for Mr. Allen for 2014 as he was not included as a "named executive officer" in our proxy statement for our annual meeting of stockholders in 2015.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)[1]	Bonus ($)[2]	Stock Awards ($)[3]	Non-Equity Incentive Plan Compensation ($)[4]	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)[5]	All Other Compensation ($)[6]	Total ($)
Mr. Dickson President and Chief Executive Officer	2016	850,000	0	3,774,469	1,190,000	N/A	101,691	5,916,160
	2015	850,000	0	4,999,998	1,445,340	N/A	75,750	7,371,088
	2014	850,000	0	3,999,976	552,000	N/A	74,200	5,476,176
Mr. Spence Executive Vice President and Chief Financial Officer	2016	475,000	0	1,321,064	478,800	N/A	60,533	2,335,397
	2015	475,000	0	1,199,996	565,383	N/A	55,675	2,296,054
	2014	168,229	0	2,299,994	70,656	N/A	7,570	2,546,449
Mr. Austin Vice President, Middle East	2016	325,000	70,000	377,444	214,500	N/A	397,750	1,383,694
Ms. Hinrichs Senior Vice President, General Counsel and Corporate Secretary	2016	477,750	0	943,608	401,310	30,704	63,982	1,917,354
	2015	477,750	0	999,987	473,880	14,663	58,972	2,025,252
	2014	477,750	50,000	999,992	167,213	104,829	73,474	1,768,429
Mr. Kennefick Senior Vice President, Project Execution and Delivery	2016	375,000	0	377,444	213,750	10,529	43,637	1,020,360
Mr. Allen Former Senior Vice President, Human Resources	2016	201,515	0	566,164	141,061	N/A	259,627	1,168,367
	2015	400,000	0	599,991	436,436	N/A	53,116	1,489,543

(1)   The amounts reported in this column for Messrs. Allen and Spence for 2016 and 2014, respectively, represent partial-year service.

(2)   The amount reported in this column for Mr. Austin for 2016 represents payment of the remaining portion of a sign on bonus Mr. Austin received upon joining McDermott in 2015. Mr. Austin received $70,000 on his date of hire in 2015 and the remaining $70,000 in 2016, twelve months after his date of hire. The amount reported in this column for Ms. Hinrichs for 2014 represents a discretionary bonus award in recognition of her contributions to, and results achieved in connection with, McDermott's refinancing transactions in the first half of 2014.

(3)   The amounts reported in this column represent the aggregate grant date fair value of stock awards or option awards, as applicable, granted to each NEO and computed in accordance with FASB ASC Topic 718. See the "Grants of Plan-Based Awards" table for more information regarding the stock awards we granted in 2016. For a discussion of the valuation assumptions with respect to these awards, see Note 14 to our consolidated financial statements included in our annual report on Form 10-K for the year ended December 31, 2016.

(4)   The amounts reported in this column for 2016, 2015 and 2014, respectively, are attributable to the annual incentive awards earned in fiscal year 2016, but paid in 2017, earned in 2015, but paid in 2016, and earned in 2014 but paid in 2015.

(5) The amounts reported in this column represent the changes in actuarial present values of the accumulated benefits under defined benefit plans, determined by comparing the prior completed fiscal year end amount to the covered fiscal year end amount.

(6) The amounts reported in this column for 2016 are attributable to the following:

All Other Compensation

	Deferred Compensation Plan Contribution ($)(A)	Employer Match ($)(B)	Safe Harbor Non-Elective Contribution ($)(B)	Perquisite Program ($)(C)	Expatriate Benefits ($)(D)	Other ($)(E)	Tax Payments ($)(F)
Mr. Dickson	70,100	6,625	7,950	17,016	0	0	0
Mr. Spence	27,283	5,300	7,950	20,000	0	0	0
Mr. Austin	N/A	7,808	7,950	0	245,360	0	136,632
Ms. Hinrichs	32,248	7,134	7,950	16,650	0	0	0
Mr. Kennefick	18,474	7,750	7,950	0	7,513	0	1,950
Mr. Allen	26,417	6,000	6,045	0	0	221,165	0

(A) The amounts reported in this column are attributable to contributions made by McDermott under the Deferred Compensation Plan.

(B) The amounts reported in these columns are attributable to contributions made under our defined contribution plans, which we refer to as our Thrift Plan.

(C) The amounts reported in this column are attributable to payments made pursuant to McDermott's 2016 perquisite program. For Mr. Dickson, $15,315 related to financial planning and $1,701 related to his required physical. For Mr. Spence, $17,851 related to financial planning and $2,149 related to his required physical. For Ms. Hinrichs, $15,000 related to financial planning and $1,650 related to her required physical. For more information on McDermott's 2016 perquisite program, see "Compensation Discussion and Analysis — 2016 Other Compensation Elements — Perquisites."

(D) The amounts reported in this column for 2016 are attributable to the following:

	Expatriate Premium ($)	Commodities & Service Allowance ($)	Housing & Utilities Allowance ($)	Vacation Airfare ($)	Education Allowance ($)	Relocation ($)	Company Provided Automobile ($)
Mr. Austin	32,500	48,772	91,806	18,148	54,134	0	0
Mr. Kennefick	0	0	0	0	7,513	0	0

(E) The amount reported in this column for Mr. Allen represents a cash severance payment pursuant to his Separation Agreement ($200,000), payment for vacation earned but not taken by Mr. Allen in 2016 ($8,975) and a payment of an amount to fund three months of continuing health insurance coverage under the Consolidated Omnibus Reconciliation Act ($3,696). The remaining amount ($8,494) relates to consulting services provided to McDermott by Mr. Allen following his retirement.

(F) The amount reported for Mr. Austin represents amounts paid to Mr. Austin in 2016 pursuant to McDermott's tax equalization program. The amount reported for Mr. Kennefick represents a tax gross-up provided to Mr. Kennefick in connection with payments made to him for the education of his dependents through June 2016. For more information on McDermott's tax equalization program, see "Compensation Discussion and Analysis — 2016 Other Compensation Elements — Expatriate Benefits."

Grants of Plan-Based Awards

The following Grants of Plan-Based Awards table provides additional information about stock awards and equity and non-equity incentive plan awards we granted to our NEOs during the year ended December 31, 2016.

Name / Award Type	Grant Date	Committee Action Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards[2]			All Other Stock Awards: Number of Shares of Stock or Units[3]	Grant Date Fair Value of Stock and Option Awards ($)[4]
			Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)		
Mr. Dickson										
EICP	02/26/16	02/26/16	425,000	850,000	1,700,000	—	—	—	—	—
PUnits	02/26/16	02/26/16	—	—	—	296,736	593,471	1,186,942	—	1,887,238
RSUs	02/26/16	02/26/16	—	—	—	—	—	—	593,469	1,887,231
Mr. Spence										
EICP	02/26/16	02/26/16	166,250	332,500	665,000	—	—	—	—	—
PUnits	02/26/16	02/26/16	—	—	—	103,858	207,715	415,430	—	660,534
RSUs	02/26/16	02/26/16	—	—	—	—	—	—	207,714	660,531
Mr. Austin										
EICP	02/26/16	02/26/16	81,250	162,500	325,000	—	—	—	—	—
PUnits	02/26/16	02/26/16	—	—	—	29,674	59,347	118,694	—	188,723
RSUs	02/26/16	02/26/16	—	—	—	—	—	—	59,346	188,720
Ms. Hinrichs										
EICP	02/26/16	02/26/16	167,213	334,425	668,850	—	—	—	—	—
PUnits	02/26/16	02/26/16	—	—	—	74,184	148,367	296,734	—	471,807
RSUs	02/26/16	02/26/16	—	—	—	—	—	—	148,365	471,801
Mr. Kennefick										
EICP	02/26/16	02/26/16	93,750	187,500	375,000	—	—	—	—	—
PUnits	02/26/16	02/26/16				29,674	59,347	118,694	—	188,723
RSUs	02/26/16	02/26/16				—	—	—	59,346	188,720
Mr. Allen										
EICP	02/26/16	02/26/16	140,000	280,000	560,000	—	—	—	—	—
PUnits	02/26/16	02/26/16				44,510	89,020	178,040	—	283,084
RSUs	02/26/16	02/26/16				—	—	—	89,019	283,080

(1) These columns reflect the threshold, target and maximum payout opportunities under the Executive Incentive Compensation Plan, or EICP.

   On February 26, 2016, our Compensation Committee established target EICP awards expressed as a percentage of the NEO's 2016 annual base salary earned, as follows: Mr. Dickson – 100%, Mr. Spence – 70%, Mr. Austin – 50%, Ms. Hinrichs – 70%, Mr. Kennefick – 50%, and Mr. Allen – 70%. The target amounts shown for Messrs. Dickson, Spence, Kennefick, and Allen and Ms. Hinrichs were computed by multiplying their annual base salaries by their target award percentage. For all of the NEOs, the threshold amounts are equal to 50% of the respective target amounts and the maximum amounts are equal to 200% of the respective target amounts. See "Compensation Discussion and Analysis – What We Pay and Why: Elements of Total Direct Compensation – Annual Incentive" and "Compensation Discussion and Analysis – 2016 NEO Compensation" for a detailed description of the EICP and discussions regarding the determinations made with respect to the 2016 EICP awards.

(2) These columns reflect the target, threshold and maximum payout opportunities of 2016 grants of performance units under the 2014 LTIP. Each grant represents the right to receive the value of one share of McDermott common stock for each vested performance unit, paid in shares of McDermott common stock, cash equal to the fair market value of the shares otherwise deliverable, or any combination thereof, in the sole discretion of the Compensation Committee. The amount of performance units that vest, if any, will be based on McDermott's relative ROAIC improvement as compared to a competitor peer group over a three-year measurement period (January 1, 2016 – December 31, 2018). If the threshold performance goal is achieved, a number of performance units between 50% and 200% of the target award may be earned, depending on the three-year aggregate relative ROAIC performance. See "Compensation Discussion and Analysis – What We Pay and Why: Elements of Total Direct Compensation – Long-Term Incentives" and "2016 NEO Compensation" for a detailed description of the performance units awarded in 2016.

(3) This column reflects grants of restricted stock units under the 2014 LTIP. The restricted stock units are generally scheduled to vest in one-third increments on the first, second and third anniversaries of the date of grant. Each restricted stock unit represents the right to receive one share of McDermott common stock, cash equal to the fair market value of the share otherwise deliverable, or any combination thereof, in the sole discretion of the Compensation Committee.

(4) This column reflects the full grant date fair values of the equity awards computed in accordance with FASB ASC Topic 718. Grant date fair values are determined using the closing price of our common stock on the date of grant, as reported on the NYSE. For more information regarding the compensation expense related to 2016 awards, see Note 14 to our consolidated financial statements included in our annual report on Form 10-K for the year ended December 31, 2016.

Outstanding Equity Awards at Fiscal Year-End

The following Outstanding Equity Awards at Fiscal Year-End table summarizes the equity awards we have made to our NEOs which were outstanding as of December 31, 2016.

Name	Grant Date	Option Awards[1]					Stock Awards			
		Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested	Market Value of Shares or Units of Stock That Have Not Vested ($)[2]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested ($)[3]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[2]
Mr. Dickson										
RSA[4]	10/31/13						108,439	801,364	—	—
RSUs[5]	03/06/14						102,040	754,076	—	—
RSUs[5]	03/05/15						494,558	3,654,784	—	—
RSUs[5]	02/26/16						593,469	4,385,736	—	—
PShares	03/06/14						—	—	306,122	2,262,238
PUnits	03/05/15						—	—	370,920	2,741,095
PUnits	02/26/16						—	—	296,736	2,192,875
Mr. Spence										
RSUs[5]	08/25/14						27,027	199,730	—	—
RSUs[6]	08/25/14						58,559	432,751	—	—
RSUs[5]	03/05/15						118,694	877,149	—	—
RSUs[5]	02/26/16						207,714	1,535,006	—	—
PShares[7]	08/25/14						—	—	81,081	599,189
PUnits	03/05/15						—	—	89,021	657,861
PUnits	02/26/16						—	—	103,858	767,507
Mr. Austin										
RSUs[5]	03/05/15						49,454	365,465	—	—
RSUs[6]	03/05/15						24,726	182,725	—	—
RSUs[5]	02/26/16						59,346	438,567	—	—
PUnits	02/26/16						—	—	29,674	219,287
Ms. Hinrichs										
NQSO	03/04/10	45,313	—	—	13.09	03/04/17				
NQSO	03/04/11	22,080	—	—	25.64	03/04/18				
NQSO	03/05/12	35,970	—	—	14.44	03/05/19				
NQSO	03/05/13	56,700	—	—	10.50	03/05/20				
RSUs[8]	03/05/13						6,547	48,382	—	—
RSUs[5]	03/06/14						25,510	188,519	—	—
RSUs[5]	03/05/15						98,910	730,945	—	—
RSUs[5]	02/26/16						148,365	1,096,417	—	—
PShares	03/05/12						—	—	10,845	80,145
PShares	03/06/14						—	—	76,530	565,557
PUnits	03/05/15						—	—	74,184	548,216
PUnits	02/26/16						—	—	74,184	548,216

Name	Grant Date	Option Awards[1] Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options	Option Exercise Price ($)	Option Expiration Date	Stock Awards Number of Shares or Units of Stock That Have Not Vested	Market Value of Shares or Units of Stock That Have Not Vested ($)[2]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested ($)[3]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[2]
Mr. Kennefick										
NQSO	03/04/10	3,489	—	—	13.09	03/04/17				
NQSO	03/04/11	4,416	—	—	25.64	03/04/18				
NQSO	03/05/12	6,906	—	—	14.44	03/05/19				
NQSO	03/05/13	9,894		—	10.50	03/05/20				
RSUs[8]	03/05/13						1,904	14,071	—	—
RSUs[5]	03/06/14						6,802	50,267	—	—
RSUs[5]	03/05/15						29,672	219,276	—	—
RSUs	02/26/16						59,346	438,567	—	—
PShares	03/05/12						—	—	1,041	7,693
PShares	03/06/14						—	—	7,653	56,556
PUnits	03/05/15						—	—	22,255	164,464
PUnits	02/26/16						—	—	29,674	219,287
Mr. Allen										
RSUs[5]	03/06/14						3,679	27,188	—	—
RSUs[5]	05/12/14						12,288	90,808	—	—
RSUs[5]	03/05/15						28,520	210,763	—	—
RSUs[5]	02/26/16						14,261	105,389	—	—
PShares	05/12/14						—	—	42,636	315,080
PUnits	03/05/15						—	—	22,235	164,317

(1) The awards in this column represent grants of stock options, which generally become exercisable in one-third increments on each of the first, second and third anniversaries of the grant date.

(2) Market values in these columns are based on the closing price of our common stock as reported on the NYSE as of December 30, 2016 ($7.39).

(3) The awards in this column represent grants of performance shares or performance units, which, for the awards made in 2012, generally may vest on the third, fourth and/or fifth anniversaries of the grant date, and for the awards made in 2014, 2015 and 2016 generally may vest on the third anniversary of the grant date, based on the attainment of stated performance levels. The number and value of the 2012, 2015 and 2016 performance shares or performance units listed are based on achieving threshold performance, and the number and value of the 2014 performance units listed are based on achieving maximum performance, each as of the nearest year-end measurement date under the applicable grant agreement.

(4) The award to Mr. Dickson represents a grant of restricted stock, the outstanding portion of which will generally vest on June 15, 2017.

(5) These awards represent grants of restricted stock units, which generally vest in one-third increments on each of the first, second and third anniversaries of the grant date.

(6) These awards represent one-time awards of restricted stock units made to Messrs. Spence and Austin to compensate them for the forfeiture of incentives from their prior employer. The restricted stock units generally vest 1/3 per year on the first, second and third anniversaries of the grant date.

(7) This award vests on March 6, 2014 based on the attainment of stated performance levels.

(8) These awards represent grants of restricted stock units, which generally vest in one-fourth increments on each of the first, second, third and fourth anniversaries of the grant date.

Option Exercises and Stock Vested

The following Option Exercises and Stock Vested table provides information about the value realized by our NEOs on exercises of option awards and vesting of stock awards during the year ended December 31, 2016.

Name	Option Awards		Stock Awards[1]	
	Shares Acquired on Exercise (#)	Value Realized on Exercise	Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Mr. Dickson	0	N/A	303,497	$1,226,040
Mr. Spence	0	N/A	92,437	$422,747
Mr. Austin	0	N/A	24,109	$93,543
Ms. Hinrichs	0	N/A	58,879	$228,451
Mr. Kennefick	0	N/A	16,715	$64,854
Mr. Allen	0	N/A	31,224	$126,419

(1)   The number of shares acquired on vesting reflected in this table represents the aggregate number of shares that vested during 2016 in connection with awards of restricted stock and restricted stock units. The value realized on vesting was calculated based on the fair market value of the underlying shares on the vesting date. The following table sets forth the number of shares withheld by McDermott to satisfy the minimum statutory withholding tax due upon vesting of such restricted stock and restricted stock units:

Name	Shares Withheld by McDermott on Vesting of Stock Awards (#)
Mr. Dickson	154,262
Mr. Spence	52,495
Mr. Austin	12,981
Ms. Hinrichs	22,633
Mr. Kennefick	6,827
Mr. Allen	17,431

Pension Benefits

The following Pension Benefits table shows the present value of accumulated benefits payable to the only two of our NEOs who are entitled to benefits under the defined benefit pension plans that we sponsor. All benefits under the defined benefit pension plans that we sponsor are frozen.

Name	Plan Name	Number of Years Credited Service	Present Value of Accumulated Benefit ($)	Payments During 2016 ($)
Mr. Dickson	N/A	N/A	N/A	N/A
Mr. Spence	N/A	N/A	N/A	N/A
Mr. Austin	N/A	N/A	N/A	N/A
Ms. Hinrichs	U.S. Retirement Plan[1]	11.167	506,346	0
	U.S. Excess Plan[1]	11.167	211,966	0
Mr. Kennefick	U.S. Retirement Plan[1]	9.583	225,902	0
Mr. Allen	N/A	N/A	N/A	N/A

(1) *The present value of accumulated benefits reflected above for the U.S. Retirement Plan and the U.S. Excess Plan is based on a 4.1% discount rate and the RP2014 mortality table for annuitants projected with generational mortality improvement scale MP2016.*

U.S. Retirement Plan

We refer to our qualified defined benefit pension plan as the U.S. Retirement Plan. Ms. Hinrichs and Mr. Kennefick are the only NEOs who participate in the U.S. Retirement Plan, which plan has been frozen since 2006 and under which they are accruing no additional benefits. The U.S. Retirement Plan is funded by a trust, and includes provisions related to eligibility, participation and benefit formulas for applicable employees.

Under the U.S. Retirement Plan, normal retirement is the later of (1) age 65 or (2) the fifth anniversary of the date an employee becomes a participant. The normal form of payment is a single-life annuity or a 50% joint and survivor annuity, depending on the employee's marital status when payments are scheduled to begin. Early retirement eligibility and benefits under the Retirement Plan depend on the employee's date of hire and age. For employees hired on or after April 1, 1998 (including Ms. Hinrichs and Mr. Kennefick), an employee is eligible for early retirement upon the latter of completing at least 15 years of continuous service and attaining the age of 55. Early retirement benefits are based on the same formula as normal retirement, but the pension benefit is generally reduced 0.4% for each month that benefits commence before age 62. Ms. Hinrichs is eligible for early retirement under the U.S. Retirement Plan.

Ms. Hinrichs' and Mr. Kennefick's benefits under the U.S. Retirement Plan are calculated as follows: 1.2% of final average monthly compensation as of June 30, 2010 up to the Social Security limit times credited service up to 35 years, plus 1.65% of final average monthly compensation as of June 30, 2010 in excess of the Social Security limit times credited service up to 35 years. Final average monthly compensation excludes bonuses and commissions.

U.S. Excess Plan

We refer to our nonqualified pension plan as the U.S. Excess Plan. Ms. Hinrichs is the only NEO who participates in the U.S. Excess Plan, which plan has been frozen since 2006 and under which she is accruing no additional benefits. To the extent benefits payable under the U.S. Retirement Plan are limited by Section 415(b) or 401(a)(17) of the U.S. Internal Revenue Code, pension benefits will be paid under the terms of the U.S. Excess Plan. Because benefits entitlement under the U.S. Excess Plan and the U.S. Retirement Plan are linked, benefits under the U.S. Excess Plan have been frozen since 2006, when benefit accruals under the U.S. Retirement Plan were frozen.

TCN Pension Plan

We refer to our defined benefit pension plan for certain non-U.S. employees as the TCN Pension Plan. There are no NEO participants in the TCN Pension Plan, which is now frozen. The TCN Pension Plan is funded by a trust, and includes provisions related to eligibility, participation and benefit formulas for employees who were employed by certain of our non-U.S. subsidiaries.

Under the TCN Pension Plan, normal retirement age is 65. The normal form of payment is a single-life annuity or a 66% joint and survivor annuity, depending on the employee's marital status when the payments are scheduled to begin. Early retirement eligibility and benefits under the TCN Pension Plan are generally available for employees who have completed at least 10 years of service and attained the age of 55. Early retirement benefits are based on the same formula as normal retirement, but the pension benefit is generally reduced 0.5% for each month that benefits commence before age 60.

Normal retirement benefits under the TCN Pension Plan are calculated as follows: Number of years of credited service times 1/100th of the average of the highest three successive annual base salaries during the last 10 years of credited service preceding December 31, 2011, the normal retirement date, date of death or severance from service date, whichever occurs first.

For more information on our retirement plans, see "Compensation Discussion and Analysis – 2016 Other Compensation Elements – Retirement and Excess Plans."

Nonqualified Deferred Compensation

The following Nonqualified Deferred Compensation table summarizes our NEOs' compensation under the Deferred Compensation Plan. The compensation shown in this table is entirely attributable to the Deferred Compensation Plan.

The Deferred Compensation Plan is an unfunded, defined contribution retirement plan for officers of McDermott and its subsidiaries selected to participate by our Compensation Committee. Benefits under the Deferred Compensation Plan are based on: (1) the participant's deferral account, which is comprised of the notional

account balance reflecting any executive contributions of deferred compensation; and (2) the participant's vested percentage in his or her company account, which is comprised of the notional account balance reflecting any contributions by us. A participant is at all times 100% vested in his or her deferral account. A participant generally vests in his or her company account 20% each year, subject to accelerated vesting for death, disability, termination of service by McDermott without cause or the occurrence of a change in control. Mr. Austin was not a participant in the Deferred Compensation Plan in 2016.

Name	Executive Contributions in 2016 ($)[1]	Company Contributions in 2016 ($)[2]	Aggregate Earnings in 2016 ($)[3]	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at 12/31/16 ($)[4]	Percentage Vested at 12/31/16 ($)[5]
Mr. Dickson	0	70,100	13,794	0	170,932	40%
Mr. Spence	0	27,283	4,922	0	55,149	20%
Mr. Austin	—	—	—	—	—	—
Ms. Hinrichs	0	32,248	1,409	0	290,897	100%
Mr. Kennefick	0	18,474	0	0	18,474	0%
Mr. Allen	0	26,417	3,107	0	47,379	100%

(1) In November 2010, our Compensation Committee approved the deferral of eligible executives' compensation beginning January 1, 2011. Under the terms of our Deferred Compensation Plan, an eligible executive may defer up to 50% of his or her annual salary and/or up to 100% of any bonus earned in any year.

(2) We make annual contributions to specified participants' notional accounts equal to a percentage of the participant's prior-year compensation. Under the terms of the Deferred Compensation Plan, the contribution percentage does not need to be the same for each participant. Additionally, our Compensation Committee may make a discretionary contribution to a participant's account at any time. Our contributions on behalf of NEOs who were participants equaled 5% of their respective Compensation (as defined in the Deferred Compensation Plan) received in 2015. All of our 2016 contributions are included in the Summary Compensation Table above as "All Other Compensation."

(3) The amounts reported in this column represent notional accrued gains or losses during 2016 on each NEO's account. The accounts are "participant-directed," in that each participant personally directs the investment of contributions made on his or her behalf. As a result, any accrued gains or losses are attributable to the performance of the NEO's notional mutual fund investments. No amount of the earnings shown is reported as compensation in the Summary Compensation Table.

(4) The amounts reported in this column consist of contributions made by McDermott and notional accrued gains or losses as of December 31, 2016. The balances shown include contributions from previous years which have been reported as compensation to the NEOs in the Summary Compensation Table for those years – to the extent a NEO was included in the Summary Compensation Table during those years. The amounts of such contributions previously included in the Summary Compensation Table and years reported are as follows: we made contributions to Mr. Dickson's account of $42,500 in 2014 and $42,500 in 2015; we made contributions to Mr. Spence's account of $23,750 in 2015; we made contributions to Ms. Hinrichs' account of $23,888 in 2015, $22,437 in 2013, $37,662 in 2012 and $43,511 in 2011; and we made contributions to Mr. Allen's account in the amount of $18,333 in 2015.

(5) Under the terms of his separation agreement, Mr. Allen became 100% vested in his Deferred Compensation Plan balance as of his resignation date.

Potential Payments Upon Termination or Change in Control

The following tables show potential payments to our NEOs under existing contracts, agreements, plans or arrangements, whether written or unwritten, for various scenarios under which a payment would be due (assuming each is applicable) involving a change in control or termination of employment of each of our NEOs, assuming a December 31, 2016 termination date and, where applicable, using the closing price of our common stock of $7.39 as of December 30, 2016 (as reported on the NYSE). These tables do not reflect amounts that would be payable to the Continuing NEOs pursuant to benefits or awards that are already vested.

The amounts reported in the below tables for stock options, restricted stock, restricted stock units and performance shares or performance units represent the value of unvested and accelerated shares or units, as applicable, calculated by:

- for stock options: multiplying the number of accelerated options by the difference between the exercise price and $7.39 (the closing price of our common stock on December 30, 2016, as reported on the NYSE); and
- for restricted stock, restricted stock units and performance shares or performance units: multiplying the number of accelerated shares or units by $7.39 (the closing price of our common stock on December 30, 2016, as reported on the NYSE).

Mr. Allen resigned from his position as Senior Vice President, Human Resources in July 2016. In connection with Mr. Allen's resignation, we entered into a separation agreement with Mr. Allen providing for various compensation-related benefits in exchange for, among other things, his agreement to comply with several restrictive covenants. See page 46 of this proxy statement for information on compensation received by Mr. Allen under that separation agreement.

Estimated Value of Benefits to Be Received Upon Termination Due to Death or Disability

The following table shows the value of payments and other benefits due the listed NEOs, assuming their death or disability as of December 31, 2016.

	Dickson ($)	Spence ($)	Austin ($)	Hinrichs ($)	Kennefick ($)
Severance Payments	—	—	—	—	—
EICP	—	—	—	—	—
Deferred Compensation Plan[1]	102,559	44,119	—	0	18,474
Stock Options[2] (unvested and accelerated)	—	—	—	0	0
Restricted Stock Awards[3]	801,364	—	—	—	—
Restricted Stock Units[4] (unvested and accelerated)	8,794,595	3,044,636	986,757	2,064,263	722,180
Performance Shares or Units[5] (unvested)	12,130,179	3,449,925	438,574	2,838,566	831,752
Total	**21,828,697**	**6,538,680**	**1,425,331**	**4,902,829**	**1,572,406**

(1) *The amounts reported represent 60% of Mr. Dickson's, 80% of Mr. Spence's, and 100% of Mr. Kennefick's DCP balance as of December 31, 2016 that would become vested on death or disability. Mr. Austin was not a participant in the DCP as of December 31, 2016. Because Ms. Hinrichs is 100% vested in her DCP balance, no additional amount would become vested on her death or disability.*

(2) *Under the terms of the outstanding stock option awards held by each of the listed NEOs as of December 31, 2016, all unvested option awards would become vested and exercisable on death or disability. Due to the exercise price of the stock options outstanding and the closing price of our common stock on December 31, 2016, the aggregate value of stock options that would become vested and exercisable on death or disability for each applicable NEO would be $0.*

(3) *Under the terms of the restricted stock award agreement between McDermott and Mr. Dickson, all unvested restricted stock would become vested upon Mr. Dickson's death or disability.*

(4) *Under the terms of the outstanding restricted stock unit awards held by each of the listed NEOs as of December 31, 2016, all unvested restricted stock unit awards would become vested and exercisable on his or her death or disability.*

(5) *Under the terms of the outstanding 2012 performance share awards held by each of the listed NEOs as of December 31, 2016, 100% of the initial performance shares granted would vest on the third, fourth and fifth anniversary of the grant date on his or her death or disability. The number of performance shares that would vest is the number of performance shares that would have vested based on actual performance had the NEO remained employed with McDermott until the third, fourth and fifth*

anniversaries of the grant date. Under the terms of the outstanding 2014, 2015 and 2016 performance share or performance unit awards held by each of the listed NEOs as of December 31, 2016, 100% of the initial performance shares or performance units granted would vest on the third anniversary of the grant date on his or her death or disability. The number of performance shares or performance units that would vest is the number of performance shares or performance units that would have vested based on actual performance had the NEO remained employed with McDermott until the third anniversary of the grant date. Accordingly, each applicable listed NEO may vest in a number of performance shares or performance units ranging from 0% - 200% of the initial performance shares or performance units granted, depending on McDermott's performance during the applicable measurement periods.

The amounts reported represent a total of 50% of the initial performance shares granted for the 2012 awards, a total of 150% of the initial performance shares granted for the 2014 awards, in each case based on actual performance as of December 31, 2016, and assume that a total of 100% of the initial performance units granted for the 2015 and 2016 awards will vest during the applicable measurement periods, all valued at the closing price of McDermott stock as reported on the NYSE on December 30, 2016. The actual value of performance units granted for the 2015 and 2016 awards that may vest could be $0 for each NEO and up to $19,735,882 for Mr. Dickson, $ 5,701,474 for Mr. Spence, $ 877,149 for Mr. Austin, $4,385,729 for Ms. Hinrichs, and $ 1,535,006 for Mr. Kennefick, in each case, as applicable, representing a total of 200% of the initial performance units granted for the 2015 and 2016 awards. Additionally, the value of McDermott common stock could be greater or less than the amount used to value the performance shares or performance units for this table.

Estimated Value of Benefits to Be Received Upon Change in Control and Termination

We have change in control agreements with various officers, including each of our NEOs. Generally, under these agreements, if a NEO is terminated within one year following a change in control either: (1) by our company for any reason other than cause or death or disability; or (2) by the NEO for good reason, McDermott is required to pay the NEO a severance payment based on the NEO's salary and a severance payment based on the NEO's target EICP percentage. In addition to these payments, the NEO would be entitled to various accrued benefits earned through the date of termination, such as earned but unpaid salary, earned but unused vacation and reimbursements.

Under these agreements, a "change in control" generally occurs on the occurrence of any of the following:

• a person becomes the beneficial owner of 30% or more of the combined voting power of McDermott's then outstanding voting stock unless such acquisition is made directly from McDermott in a transaction approved by a majority of McDermott's incumbent directors;
• individuals who are incumbent directors cease for any reason to constitute a majority of McDermott's board;
• completion of a merger or consolidation of McDermott with another company or an acquisition by McDermott or its subsidiaries, unless immediately following such merger, consolidation or acquisition: (1) all or substantially all of the individuals or entities that were the beneficial owners of outstanding McDermott voting securities immediately before such merger, consolidation or acquisition beneficially own at least 50% of the then outstanding shares of voting stock of the parent corporation resulting from the merger, consolidation or acquisition in the same relative proportions as their ownership immediately before such merger, consolidation or acquisition; (2) if such

merger, consolidation or acquisition involves the issuance or payment by McDermott of consideration to another entity or its stockholders, the total fair market value of such consideration plus the principal amount of the consolidated long-term debt of the entity or business being acquired, does not exceed 50% of the sum of the fair market value of the outstanding McDermott voting stock plus the principal amount of our consolidated long-term debt; (3) no person beneficially owns 30% or more of the then outstanding shares of the voting stock of the parent company resulting from such merger, consolidation or acquisition; and (4) a majority of the members of the board of directors of the parent corporation resulting from such merger, consolidation or acquisition were incumbent directors of McDermott immediately before such merger, consolidation or acquisition;
• completion of the sale or disposition of 50% or more of the assets of McDermott and its subsidiaries on a consolidated basis, unless immediately following such sale or disposition: (1) the individuals and entities that were beneficial owners of outstanding McDermott voting stock immediately before such sale or disposition beneficially own at least 50% of the then outstanding shares of voting stock of McDermott and of the entity that acquires the largest portion of such assets, and (2) a majority of the members of the McDermott Board (if it continues to exist) and the board of directors of the entity that acquires the largest portion of such assets were incumbent directors of McDermott immediately before the completion of such sale or disposition; or
• any other set of circumstances is deemed by the Board in its sole discretion to constitute a change in control.

The change in control agreements do not provide for excise tax gross-ups. They do, however, provide for the potential reduction in payments to the applicable officer in order to avoid excise taxes.

The following table shows the estimated value of payments and other benefits due the listed NEOs, assuming a change in control and termination as of December 31, 2016.

	Dickson ($)	Spence ($)	Austin ($)	Hinrichs ($)	Kennefick ($)
Salary-Based Severance Payment[1]	4,250,000	1,615,000	487,500	1,624,350	1,125,000
EICP-Based Severance Payment[2]	850,000	332,500	162,500	334,425	187,500
Deferred Compensation Plan[3]	102,559	44,119	—	0	18,474
Stock Options[4] (unvested and accelerated)	—	—	—	0	0
Restricted Stock Awards[4] (unvested and accelerated)	801,364	—	—	—	—
Restricted Stock Units[4] (unvested and accelerated)	8,794,595	3,044,636	986,757	2,064,263	722,180
Performance Shares or Units[4] (unvested and accelerated)	12,130,179	3,449,925	438,574	2,918,710	839,445
Total	**26,928,697**	**8,486,180**	**2,075,331**	**6,941,749**	**2,892,599**

(1) *The salary-based severance payment made to Mr. Dickson in connection with a change in control would be a cash payment equal to 250% of the sum of his annual base salary prior to termination and his EICP target award applicable to the year in which the termination occurs. The severance payment made to Messrs. Spence and Kennefick and Ms. Hinrichs in connection with a change in control would be a cash payment equal to 200% of the sum of his or her annual base salary prior to termination and his or her EICP target award applicable to the year in which the termination occurs. The severance payment made to Mr. Austin in connection with a change in control would be a cash payment equal to the sum of his annual base salary prior to termination and his EICP target award applicable to the year in which the termination occurs.*

For a hypothetical termination as of December 31, 2016, the salary-based severance payment under a change in control would have been calculated based on the following base salary and target EICP awards. See "Grants of Plan-Based Awards" above for more information on the calculation of target EICP awards.

NEO	Annual Base Salary ($)	Target EICP Award ($)
Mr. Dickson	850,000	850,000
Mr. Spence	475,000	332,500
Mr. Austin	325,000	162,500
Ms. Hinrichs	477,750	334,425
Mr. Kennefick	375,000	187,500

(2) *Each listed NEO could receive up to two EICP-based severance payments in connection with a change in control depending on the timing of the termination relative to the payment of an EICP award, as follows:*

*   *If an EICP award for the year prior to termination is paid to other EICP participants after the date of the NEO's termination, the NEO would be entitled to a cash payment equal to the product of the NEO's target EICP percentage (or, if greater, the actual amount of the bonus determined under the EICP for the year prior to termination) and the NEO's annual base salary for the applicable period. No such payment would have been due a NEO on a December 31, 2016 termination, because the 2015 EICP awards had already been paid.*

- The NEO would be entitled to a prorated EICP payment based upon the NEO's target EICP percentage for the year in which the termination occurs and the number of days in which the NEO was employed with us during that year. Based on a hypothetical December 31, 2016 termination, each NEO would have been entitled to an EICP payment equal to 100% of his or her 2016 target EICP percentage times annual base salary, calculated based on the following base salary and target EICP percentage:

NEO	Annual Base Salary ($)	Target EICP Percentage ($)
Mr. Dickson	850,000	100%
Mr. Spence	475,000	70%
Mr. Austin	325,000	50%
Ms. Hinrichs	477,750	70%
Mr. Kennefick	375,000	50%

(3) The amounts reported represent 60% of Mr. Dickson's, 80% of Mr. Spence's and 100% of Mr.. Kennefick's respective DCP balances as of December 31, 2016 that would become vested on a change in control. Mr. Austin was not a participant in the DCP as of December 31, 2016. Because Ms. Hinrichs is 100% vested in her DCP balance, no additional amount would become vested in connection with a termination of employment following a change in control. Under the Deferred Compensation Plan, a "change in control" generally occurs if:

- a person (other than a McDermott employee benefit plan or a corporation owned by McDermott stockholders in substantially the same proportion as the ownership of McDermott voting shares) is or becomes the beneficial owner of 30% or more of the combined voting power of McDermott's then outstanding voting stock;

- during any period of two consecutive years, individuals who at the beginning of such period constitute McDermott's Board of Directors, and any new director whose election or nomination by McDermott's Board was approved by at least two-thirds of the directors of McDermott's Board then still in office who either were directors at the beginning of the period or whose election or nomination was previously approved, cease to constitute a majority of McDermott's Board;

- a merger or consolidation of McDermott with any other corporation or entity has been completed, other than a merger or consolidation which results in the outstanding McDermott voting securities immediately prior to such merger or consolidation continuing to represent at least 50% of the combined voting power of the voting securities of McDermott or the surviving entity outstanding immediately after such merger or consolidation;

- McDermott's stockholders approve (1) a plan of complete liquidation of McDermott; or (2) an agreement for the sale or disposition by McDermott of all or substantially all of McDermott's assets; or

- within one year following the completion of a merger or consolidation transaction involving McDermott, (1) individuals who, at the time of execution and delivery of definitive agreements completing such transaction constituted the Board, cease for any reason (excluding death, disability or voluntary resignation) to constitute a majority of the Board; or (2) either individual, who at the first execution and delivery of definitive agreements completing the transaction, served as Chief Executive Officer or Chief Financial Officer does not, for any reason (excluding death, disability or voluntary resignation), serve as the Chief Executive Officer or Chief Financial Officer, as applicable, of McDermott, or if McDermott does not continue as a registrant with a class of equity securities registered pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended, as the Chief Executive Officer or Chief Financial Officer, as applicable, of a corporation or other entity that is (A) a registrant with a class of equity securities registered pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended, and (B) the surviving entity in such transaction or a parent entity of the surviving entity or McDermott following the completion of such transaction; provided, however, that a change in control would not be deemed to have occurred pursuant to this clause in the case of a merger or consolidation which results in the voting securities of McDermott outstanding immediately prior to the completion of the transaction continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) at least 55% of the combined voting power of the voting securities of the McDermott or the surviving entity outstanding immediately after such merger or consolidation.

(4) Under the terms of the stock option, restricted stock and the 2013, 2014 and 2015 restricted stock unit awards outstanding, all unvested stock options would become vested and exercisable and all unvested restricted stock and restricted stock units would become vested on a change in control, regardless of whether there is a subsequent termination of employment. Under the terms of the 2016 restricted stock unit awards outstanding, all unvested restricted stock units would become vested on a change in control, regardless of whether there is a subsequent termination of employment, only if the awards are not assumed in the transaction. Due to the exercise price of the stock options outstanding for our NEOs and the closing price of our common stock on the NYSE on December 31, 2016, the aggregate value of stock options that would become vested and exercisable on a change in control would be $0. Under the terms of the 2012, 2014 and 2015 performance share or performance unit awards outstanding, the greater of (1) 100% of the initial performance shares or performance units granted, or (2) the vested percentage of initial performance shares or performance units determined in accordance with the grant agreement would become vested on a change in control, regardless of whether there is a subsequent termination of employment. Under the terms of the 2016 performance unit awards outstanding, the greater of (1) target level, or (2) the actual performance level measured through the date the change in control becomes effective as determined in accordance with the grant agreement would become vested on a change in control, regardless of whether there is a subsequent termination of employment, only if the awards are not

assumed in the transaction. If the 2016 performance unit awards are assumed in a change in control, such awards would only vest on a subsequent termination of employment by the employer without cause or by the executive for good reason. Under the 2009 LTIP, a "change in control" generally occurs under the same circumstances described above with respect to our Deferred Compensation Plan. Under the 2014 LTIP, a "change in control" generally occurs under the same circumstances described in the first three bullets in note (3) above with respect to our Deferred Compensation Plan, as well as on the occurrence of the below circumstances:

• McDermott's stockholders approve a plan of complete liquidation of McDermott;

• the consummation of a sale or disposition by McDermott of all or substantially all of McDermott's assets other than to an entity that is under common control with McDermott or to an entity for which at least fifty percent (50%) of the combined voting power of its voting securities outstanding immediately after such sale or disposition are owned or controlled by the stockholders of McDermott immediately prior to such sale or disposition; or

• within one year following the completion of a merger or consolidation transaction involving McDermott, (1) individuals who, at the time of execution and delivery of definitive agreements relating to such transaction constituted the Board, cease for any reason (excluding death, disability or voluntary resignation) to constitute a majority of the Board; or (2) the individual, who at the first execution and delivery of definitive agreements relating to the transaction, served as Chief Executive Officer does not, for any reason (excluding death, disability or voluntary resignation), serve as the Chief Executive Officer of McDermott, or if McDermott does not continue as a registrant with a class of equity securities registered pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended, as the Chief Executive Officer of a corporation or other entity that is (A) a registrant with a class of equity securities registered pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended, and (B) the surviving entity in such transaction or a parent entity of the surviving entity or McDermott following the completion of such transaction; provided, however, that a change in control would not be deemed to have occurred pursuant to this clause in the case of a merger or consolidation which results in the voting securities of McDermott outstanding immediately prior to the completion of the transaction continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) at least 55% of the combined voting power of the voting securities of the McDermott or the surviving entity outstanding immediately after such merger or consolidation.

Under the 2016 LTIP, a "change in control" generally occurs under the same circumstances described in the first three bullets in note (3) above with respect to our Deferred Compensation Plan, and under the same circumstances described in the first two bullets above with respect to our 2014 LTIP, as well as on the occurrence of the below circumstance:

• within one year following the consummation of a merger or consolidation transaction involving the Company (whether as a constituent corporation, the acquiror, the direct or indirect parent entity of the acquiror, the entity being acquired, or the direct or indirect parent entity of the entity being acquired), as a result of which the voting securities of the Company outstanding immediately prior thereto continue to represent more than fifty percent (50%) but less than fifty-five percent (55%) of the combined voting power of the voting securities of the Company or the surviving entity outstanding immediately after such merger or consolidation (a "Merger of Equals"): (i) individuals who, at the time of the execution and delivery of the definitive agreement pursuant to which such transaction has been consummated by the parties thereto (a "Definitive Transaction Agreement") (or, if there are multiple such agreements relating to such Merger of Equals, the first time of execution and delivery by the parties to any such agreement) (the "Execution Time"), constituted the Board cease, for any reason (excluding death, disability or voluntary resignation but including any such voluntary resignation effected in accordance with any Definitive Transaction Agreement), to constitute a majority of the Board; or (ii) the individual who, at the Execution Time, served as the Chief Executive Officer of the Company does not, for any reason (excluding as a result of death, disability or voluntary termination but including any such voluntary termination effected in accordance with any Definitive Transaction Agreement), serve as the Chief Executive Officer of the Company or, if the Company does not continue as a registrant with a class of equity securities registered pursuant to Section 12(b) of the Exchange Act, as the Chief Executive Officer of a corporation or other entity that is (A) a registrant with a class of equity securities registered pursuant to Section 12(b) of the Exchange Act and (B) the surviving entity in such Merger of Equals or a direct or indirect parent entity of the surviving entity or the Company following the consummation of such Merger of Equals.

The amounts reported in the chart above represent a total of 100% of the initial performance shares or units granted for the 2012, 2015 and 2016 awards and a total of 150% of the initial performance shares granted for the 2014 awards.

FREQUENCY OF THE ADVISORY VOTE ON EXECUTIVE COMPENSATION

Item 3 – Advisory Vote on Frequency of Advisory Votes on Executive Compensation

As required by Section 14A(a)(2) of the Exchange Act, we are providing our stockholders with the opportunity to vote, on a non-binding, advisory basis, on how frequently we should seek future advisory votes on the compensation of our named executive officers, as disclosed in accordance with disclosure rules established by the SEC. By voting with respect to this proposal, stockholders may indicate whether they would prefer that we conduct future advisory votes on the compensation of our named executive officers once every one, two or three years. Our Board believes having an advisory vote on our named executive officer compensation every year, rather than every two or three years, is the best practice, in that it provides stockholders the opportunity to provide us their views on our compensation programs, as they potentially change to meet market and McDermott specific needs, on an annual basis.

For the reasons discussed above, the Board of Directors recommends that stockholders vote to hold the advisory vote on compensation of our named executive officers every year. Stockholders are not voting, however, to approve or disapprove of this particular recommendation. The proxy card provides for four choices and stockholders are entitled to vote on whether the advisory vote on compensation of our named executive officers should be held every one, two or three years, or to abstain from voting. While the result of this advisory vote on the frequency of the vote on named executive officer compensation is nonbinding, the Board of Directors plans to consider the outcome of the vote when deciding how frequently to conduct the vote on named executive officer compensation.

The Board of Directors unanimously recommends that you vote to hold the advisory vote on named executive officer compensation EVERY YEAR.

 **Our Board of Directors recommends that stockholders vote "FOR" holding the advisory vote on named executive officer compensation EVERY YEAR.**

AUDITOR AND AUDIT COMMITTEE MATTERS

Item 4 – Ratification of Appointment of Independent Registered Public Accounting Firm for Year Ending December 31, 2017

Our Board of Directors has ratified the decision of the Audit Committee to appoint Deloitte & Touche LLP ("D&T") to serve as the independent registered public accounting firm to audit our financial statements for the year ending December 31, 2017. Although we are not required to seek stockholder approval of this appointment, it has been our practice to do so. No determination has been made as to what action the Audit Committee or the Board of Directors would take if our stockholders fail to ratify the appointment. Even if the appointment is ratified, the Audit Committee retains discretion to appoint a new independent registered public accounting firm at any time if the Audit Committee concludes such a change would be in the best interests of McDermott. Representatives of D&T will be present at the Annual Meeting and will have an opportunity to make a statement if they desire to do so and to respond to appropriate questions.

Our Board of Directors recommends that stockholders vote "FOR" the ratification of the decision of our Audit Committee to appoint Deloitte & Touche LLP as our independent registered public accounting firm for the year ending December 31, 2017. The proxy holders will vote all proxies received for approval of this proposal unless instructed otherwise. Approval of this proposal requires the affirmative vote of a majority of the outstanding shares of common stock present in person or represented by proxy and entitled to vote and actually voting on this proposal at the Annual Meeting. Because abstentions are not actual votes with respect to this proposal, they have no effect on the outcome of the vote on this proposal.

☑ **Our Board of Directors recommends that stockholders vote "FOR" the ratification of appointment of Deloitte & Touche LLP**

Audit Committee Report

The Board of Directors appoints an Audit Committee to review McDermott International, Inc.'s financial matters. Each member of the Audit Committee meets the independence requirements established by the NYSE. The Audit Committee is responsible for the appointment, compensation, retention and oversight of McDermott's independent registered public accounting firm. We are also responsible for recommending to the Board that McDermott's audited financial statements be included in its Annual Report on Form 10-K for the fiscal year.

In making our recommendation that McDermott's financial statements be included in its Annual Report on Form 10-K for the year ended December 31, 2016, we have taken the following steps:

• We reviewed, and discussed with McDermott's management and D&T, McDermott's audited consolidated balance sheet at December 31, 2016, and consolidated statements of income, comprehensive income, cash flows and stockholders' equity for the year ended December 31, 2016.

• We discussed with D&T, McDermott's independent registered public accounting firm for the year ended December 31, 2016, those matters required to be discussed under the applicable standards of the Public Company Accounting Oversight Board, including information regarding the scope and results of the audit. These communications and discussions are intended to assist us in overseeing the financial reporting and disclosure process.

• We received and reviewed the written disclosures and the letter from D&T required by applicable requirements of the Public Company Accounting Oversight Board regarding D&T's communications with the Audit Committee concerning D&T's independence from McDermott, and have discussed with D&T its independence from McDermott. We also considered whether the provision of non-audit services to McDermott is compatible with D&T's independence.

• We conducted periodic executive sessions with D&T, with no members of McDermott management present during those discussions. D&T did not identify any material audit issues, questions or discrepancies, other than those previously discussed with management, which were resolved to the satisfaction of all parties.

• We conducted periodic executive sessions with McDermott's internal audit department and regularly received reports regarding McDermott's internal control procedures.

- We reviewed, and discussed with McDermott's management and D&T, management's report and D&T's report and attestation on internal control over financial reporting, each of which was prepared in accordance with Section 404 of the Sarbanes-Oxley Act.
- We determined that there were no former D&T employees, who previously participated in the McDermott audit, engaged in a financial reporting oversight role at McDermott.

Based on the reviews and actions described above, we recommended to the Board that McDermott's audited financial statements be included in its Annual Report on Form 10-K for the year ended December 31, 2016 for filing with the Securities and Exchange Commission.

THE AUDIT COMMITTEE

William H. Schumann, III, Chair
John F. Bookout, III
Stephen G. Hanks
Erich Kaeser
David A. Trice

Audit Firm Fees

For the years ended December 31, 2016 and 2015, the aggregate fees billed to McDermott by D&T, including expenses and taxes, totaling $4,213,047 and $4,684,488, which can be categorized as follows:

	2016 ($)	2015 ($)
Audit The Audit fees for the years ended December 31, 2016 and 2015 were for professional services rendered for the audits of the consolidated financial statements of McDermott, the audit of McDermott's internal control over financial reporting, statutory and subsidiary audits, reviews of the quarterly consolidated financial statements of McDermott and assistance with review of documents filed with the SEC.	3,520,809	4,177,240
Audit-Related The Audit-Related fees for the years ended December 31, 2016 and 2015 were for assurance and related services, employee benefit plan audits and advisory services related to Sarbanes-Oxley Section 404 compliance.	34,722	73,185
Tax The Tax fees for the years ended December 31, 2016 and 2015 were for professional services rendered for consultations on various U.S. federal, state and international tax matters, international tax compliance and tax planning, and assistance with tax examinations.	657,516	434,063
All Other During the years ended December 31, 2016 and December 31, 2015, there were no other services.	0	0
Total	**4,213,047**	**4,684,488**

It is the policy of our Audit Committee to preapprove all audit, review or attest engagements and permissible non-audit services to be performed by our independent registered public accounting firm, subject to, and in compliance with, the *de minimis* exception for non-audit services described in Section 10A(i)(1)(B) of the Securities Exchange Act of 1934 and the applicable rules and regulations of the SEC. Our Audit Committee did not rely on the *de minimis* exception for any of the fees disclosed above.

STOCK OWNERSHIP INFORMATION

Security Ownership of Directors and Executive Officers

The following table sets forth the number of shares of our common stock beneficially owned as of March 13, 2017 by each director or nominee as a director, and each NEO and all of our directors and executive officers as a group, including shares that those persons have the right to acquire within 60 days on the exercise of stock options.

Name	Shares that may be Acquired on Stock Option Exercise[1]	Shares held in Thrift Plan[2]	Total Shares Beneficially Owned[3]
Linh Austin	—	—	61,077
John F. Bookout, III	5,233	—	332,109
Roger A. Brown	1,744	—	141,933
David Dickson	—	—	969,817
Stephen G. Hanks	—	—	109,495
Liane K. Hinrichs	114,750	2,840	488,139
Erich Kaeser	—	—	24,287
Jonathan Kennefick	21,216	876	97,270
Gary P. Luquette	—	—	77,436
William H. Schumann, III	—	—	107,733
Mary Shafer-Malicki	—	—	99,665
Stuart A. Spence	—	—	252,520
David A. Trice	—	—	129,040
Stephen L. Allen[4]	—	—	43,089
All directors and executive officers as a group (19 persons)	172,568	4,107	3,157,961

(1) This column includes shares of common stock that the director or NEO has the right to acquire within 60 days on the exercise of stock options. As of March 13, 2017, the share price of our common stock ($6.61) did not exceed the strike price of any of the stock option awards in this column.

(2) This column includes shares of common stock held in the NEO's McDermott Thrift Plan account.

(3) Shares beneficially owned by each individual in all cases constituted less than one percent of the outstanding shares of common stock on March 13, 2017, as determined in accordance with Rule 13d-3(d)(1) under the Securities Exchange Act of 1934. Shares beneficially owned by all directors and executive officers as a group constituted approximately 1.30% of the outstanding shares of common stock on March 13, 2017.

(4) The number of shares reported as beneficially owned by Mr. Allen is as of his July 1, 2016 resignation date.

Security Ownership of Certain Beneficial Owners

The following table furnishes information concerning all persons known by us to beneficially own 5% or more of our outstanding shares of common stock as of March 13, 2017, which is our only class of voting stock outstanding:

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class[1]
Common Stock	The Vanguard Group 100 Vanguard Blvd. Malvern, PA 19355	22,279,625[2]	9.17%
Common Stock	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	16,669,250[3]	6.86%
Common Stock	Fairpointe Capital LLC One N. Franklin, Ste 3300 Chicago, IL 60606	16,248,869[4]	6.69%
Common Stock	Dimensional Fund Advisors LP Building One 6300 Bee Cave Road Austin, Texas, 78746	13,803,751[5]	5.68%

(1) *Percent is based on outstanding shares of our common stock on March 13, 2017.*

(2) *As reported on the Schedule 13G/A filed with the SEC on February 10, 2017. The Schedule 13G/A reports beneficial ownership of 22,279,625 shares, sole voting power over 287,109 shares, shared voting power over 23,700 shares, sole dispositive power over 21,980,916 shares and shared dispositive power over 298,709 shares.*

(3) *As reported on the Schedule 13G/A filed with the SEC on January 25, 2017. The Schedule 13G/A reports beneficial ownership of 16,669,250 shares, sole voting power over 15,968,869 shares and sole dispositive power over 16,669,250 shares. The Schedule 13G/A further reports that various subsidiaries of BlackRock, Inc. beneficially own shares reported on by the filing and lists those subsidiaries.*

(4) *As reported on the Schedule 13G/A filed with the SEC on February 13, 2017. The Schedule 13G/A reports beneficial ownership of 16,248,869 shares, sole voting power over 15,759,008 shares, sole dispositive power over 15,987,169 shares and shared dispositive power over 261,700 shares.*

(5) *As reported on the Schedule 13G filed with the SEC on February 9, 2017. The Schedule 13G reports beneficial ownership of 13,803,751 shares, sole voting power over 13,398,845 shares and sole dispositive power over 13,803,751 shares.*

Section 16(a) Beneficial Ownership Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires our directors and executive officers, and persons who own 10% or more of our voting stock, to file reports of ownership and changes in ownership of our equity securities with the SEC and the NYSE. Directors, executive officers and 10% or more holders are required by SEC regulations to furnish us with copies of all Section 16(a) forms they file. Based solely on a review of the copies of those forms furnished to us, or written representations that no forms were required, we believe that our directors, executive officers and 10% or more beneficial owners complied with all Section 16(a) filing requirements during the year ended December 31, 2016.

OTHER INFORMATION

Questions and Answers About the Annual Meeting of Stockholders and Voting

What is the purpose of these proxy materials?

As more fully described in the Notice, the Board of Directors of McDermott has made these materials available to you in connection with our 2017 Annual Meeting of Stockholders, which will take place on May 5, 2017 at 10:00 a.m., local time (the "Annual Meeting" or "Meeting"). We mailed the Notice to our stockholders beginning on March 24, 2017, and our proxy materials were posted on the Web site referenced in the Notice on that same date.

McDermott, on behalf of its Board of Directors, is soliciting your proxy to vote your shares at the 2017 Annual Meeting of Stockholders. We solicit proxies to give all stockholders of record an opportunity to vote on matters that will be presented at the Annual Meeting. In this proxy statement you will find information on these matters, which is provided to assist you in voting your shares.

Who will pay for the cost of this proxy solicitation?

We will bear all expenses incurred in connection with this proxy solicitation, which we expect to conduct primarily by mail. We have engaged Georgeson to assist in the solicitation for a fee that will not exceed $12,500, plus out-of-pocket expenses. In addition, our officers and regular employees may solicit your proxy by telephone, by facsimile transmission or in person, for which they will not be separately compensated. If your shares are held through a broker or other nominee (*i.e.*, in "street name") and you have requested printed versions of these materials, we have requested that your broker or nominee forward this proxy statement to you and obtain your voting instructions, for which we will reimburse them for reasonable out-of-pocket expenses. If your shares are held through the McDermott Thrift Plan and you have requested printed versions of these materials, the trustee of that plan has sent you this proxy statement and you can instruct the trustee on how to vote your plan shares.

Who is entitled to vote at the Annual Meeting?

Our Board of Directors selected March 13, 2017 as the record date for determining stockholders entitled to vote at the Annual Meeting. This means that if you owned McDermott common stock on the Record Date, you may vote your shares on the matters to be considered by our stockholders at the Annual Meeting.

There were 243,047,477 shares of our common stock outstanding on the Record Date. Each outstanding share of common stock entitles its holder to one vote on each matter to be acted on at the meeting.

Who may attend the Annual Meeting?

Attendance at the meeting is limited to stockholders and beneficial owners as of the record date or duly appointed proxies. No guests will be admitted, except for guests invited by McDermott. Registration will begin at 9:00 a.m., and the meeting will begin promptly at 10:00 a.m. If your shares are held in "street name" through a broker, bank, trustee or other nominee, you are a beneficial owner, and beneficial owners will need to show proof of beneficial ownership, such as a copy of a brokerage account statement, reflecting stock ownership as of the Record Date in order to be admitted to the meeting. If you are a proxy holder for a stockholder, you will need to bring a validly executed proxy naming you as the proxy holder, together with proof of record ownership of the stockholder naming you as proxy holder. Please note that you may be asked to present valid photo identification, such as a valid driver's license or passport, when you check in for registration. No cameras, recording equipment or other electronic devices will be allowed to be brought into the meeting room by stockholders or beneficial owners.

What is the difference between holding shares as a stockholder of record and as a beneficial owner through a brokerage account or other arrangement with a holder of record?

If your shares are registered in your name with McDermott's transfer agent and registrar, Computershare Trust Company, N.A., you are the "stockholder of record" of those shares. The Notice and the proxy materials have been provided or made available directly to you by McDermott.

If your shares are held in a stock brokerage account or by a bank or other holder of record, you are considered the "beneficial owner" but not the holder of record of those shares, and the Notice and the proxy materials have been forwarded to you by your broker, bank or other holder of record. As the beneficial owner, you have the right to direct your broker, bank or other holder of record how to vote your shares by using the voting instruction card or by following their instructions for voting by telephone or on the Internet.

How do I cast my vote?

Most stockholders can vote by proxy in three ways:

- by Internet at www.proxyvote.com;
- by telephone; or
- by mail.

If you are a stockholder of record, you can vote your shares in person at the Annual Meeting or vote now by giving us your proxy via Internet, telephone or mail. You may give us your proxy by following the instructions included in the Notice or, if you received a printed version of these proxy materials, in the enclosed proxy card. If you want to vote by mail but have not received a printed version of these proxy materials, you may request a full packet of proxy materials by following the instructions in the Notice. If you vote using either the telephone or the Internet, you will save us mailing expenses.

By giving us your proxy, you will be directing us how to vote your shares at the meeting. Even if you plan on attending the meeting, we urge you to vote now by giving us your proxy. This will ensure that your vote is represented at the meeting. If you do attend the meeting, you can change your vote at that time, if you then desire to do so.

If you are the beneficial owner of shares, but not the holder of record, you should refer to the instructions provided by your broker or nominee for further information. The broker or nominee that holds your shares has the authority to vote them, absent your approval, only as to matters for which they have discretionary authority under the applicable NYSE rules. Neither the election of directors, the advisory vote to approve named executive officer compensation, nor the advisory vote on the frequency of advisory votes on named executive officer compensation are considered routine matters. That means that brokers may not vote your shares with respect to those matters if you have not given your broker specific instructions as to how to vote. Please be sure to give specific voting instructions to your broker.

If you received a printed version of these proxy materials, you should have received a voting instruction form from your broker or nominee that holds your shares. For shares of which you are the beneficial owner but not the holder of record, follow the instructions contained in the Notice or voting instruction form to vote by Internet, telephone or mail. If you want to vote by mail but have not received a printed version of these proxy materials, you may request a full packet of proxy materials as instructed by the Notice. If you want to vote your shares in person at the Annual Meeting, you must obtain a valid proxy from your broker or nominee. You should contact your broker or nominee or refer to the instructions provided by your broker or nominee for further information. Additionally, the availability of telephone or Internet voting depends on the voting process used by the broker or nominee that holds your shares.

Why did I receive more than one Notice or proxy statement and proxy card or voting instruction form?

You may receive more than one Notice, proxy statement, proxy card or voting instruction form if your shares are held through more than one account (*e.g.*, through different brokers or nominees). Each proxy card or voting instruction form only covers those shares of common stock held in the applicable account. If you hold shares in more than one account, you will have to provide voting instructions as to each of your accounts in order to vote all your shares.

What is "householding"?

SEC rules regarding the delivery of the Notice of Internet Availability of Proxy Materials, proxy statements and annual reports permit us, in specified circumstances, to deliver a single set of these materials to any address at which two or more stockholders reside. This method of delivery, often referred to as "householding," will reduce the amount of duplicative information that stockholders receive and lower printing and mailing costs for us. Each stockholder will continue to receive a separate proxy card.

We have delivered only one Notice of Internet Availability of Proxy Materials to eligible stockholders who are the beneficial owner of shares who share an address, unless contrary instructions were received from any such stockholder prior to the mailing date. We will deliver promptly, upon written or oral request, a separate copy of the Notice of Internet Availability of Proxy Materials to a stockholder at a shared address to which a single copy of such document was delivered. Any stockholder who would like to receive a separate copy of the Notice of Internet Availability of Proxy Materials should submit this request to McDermott's Corporate Secretary at the following address: McDermott International, Inc., 757 N. Eldridge Pkwy., Houston, Texas 77079, Attn: Corporate Secretary. Beneficial owners sharing an address who receive multiple copies of the Notice of Internet Availability of Proxy Materials and who would like to receive a single copy of such materials in the future will need to contact their broker, bank or other nominee to request that only a single copy of such document be mailed to all stockholders at the shared address in the future.

What can I do if I change my mind after I vote?

If you are a stockholder of record, you may change your vote by written notice to our Corporate Secretary, by granting a new proxy before the Annual Meeting or by voting in person at the Annual Meeting. Unless you attend the meeting and vote your shares in person, you should change your vote before the meeting using the same method (by Internet, telephone or mail) that you first used to vote your shares. That way, the inspectors of election for the meeting will be able to verify your latest vote.

If you are the beneficial owner, but not the holder of record, of shares, you should follow the instructions in the information provided by your broker or nominee to change your vote before the meeting. If you want to change your vote as to shares of which you are the beneficial owner by voting in person at the Annual Meeting, you must obtain a valid proxy from the broker or nominee that holds those shares for you.

What is a broker non-vote?

If you are a beneficial owner whose shares are held of record by a broker or other holder of record, you must instruct the broker or other holder of record how to vote your shares. If you do not provide voting instructions, your shares will not be voted on any proposal on which the broker does not have discretionary authority to vote. This is called a "broker non-vote." In these cases, the broker or other holder of record can include your shares as being present at the Annual Meeting for purposes of determining the presence of a quorum but will not be able to vote on those matters for which specific authorization is required under the rules of the NYSE.

For this Annual Meeting, if you are a beneficial owner whose shares are held by a broker or other holder of record, your broker or other holder of record has discretionary voting authority under NYSE rules to vote your shares on the ratification of Deloitte & Touche LLP, even if it has not received voting instructions from you. However, such holder does not have discretionary authority to vote on the election of directors, the advisory vote to approve named executive officer compensation or the advisory vote on the frequency of advisory votes on named executive officer compensation without instructions from you, in which case a broker non-vote will result and your shares will not be voted on those matters.

What is the quorum for the Annual Meeting?

The Annual Meeting will be held only if a quorum exists. The presence at the meeting, in person or by proxy, of holders of a majority of our outstanding shares of common stock as of the Record Date will constitute a quorum. If you attend the meeting or vote your shares by Internet, telephone or mail, your shares will be counted toward a quorum, even if you abstain from voting on a particular matter. Broker non-votes will be treated as present for the purpose of determining a quorum.

Which items will be voted on at the Annual Meeting?

At the Annual Meeting, we are asking you to vote on the following:

- the election of John F. Bookout, III, David Dickson, Stephen G. Hanks, Erich Kaeser, Gary P. Luquette, William H. Schumann, III, Mary L. Shafer-Malicki and David A. Trice to our Board of Directors, each for a term of one year;
- the advisory vote to approve named executive officer compensation;
- the advisory vote on the frequency of advisory votes on named executive officer compensation; and
- the ratification of our Audit Committee's appointment of Deloitte & Touche LLP as our independent registered public accounting firm for the year ending December 31, 2017.

We are not aware of any other matters that may be presented or acted on at the Annual Meeting. If you vote by signing and returning the enclosed proxy card or using the telephone or Internet voting procedures, the individuals named as proxies on the card may vote your shares, in their discretion, on any other matter requiring a stockholder vote that comes before the meeting.

What are the Board's voting recommendations?

For the reasons set forth in more detail previously in this proxy statement, our Board recommends a vote:

- FOR the election of each director nominee;
- FOR the advisory vote to approve named executive officer compensation;
- for holding the advisory vote on named executive officer compensation EVERY YEAR; and
- FOR the ratification of our Audit Committee's appointment of Deloitte & Touche LLP as our independent registered public accounting firm for the year ending December 31, 2017.

What are the voting requirements to elect the Directors and to approve each of the proposals discussed in this proxy statement?

Each proposal requires the affirmative vote of a majority of our outstanding shares present in person or represented by proxy at the meeting and entitled to vote and actually voting on the matter. Because votes withheld in the election of any director, abstentions and broker non-votes are not actual votes with respect to a proposal, they will have no effect on the outcome of the vote on any proposal.

Our Corporate Governance Guidelines provide that, in an uncontested election of directors, the Board expects any incumbent director nominee who does not receive "FOR" votes by a majority of shares present in person or by proxy and entitled to vote and either voting "FOR" or registering a decision to withhold a vote with respect to the election of such director to promptly tender his or her resignation to the Governance Committee, subject to acceptance by our Board. Any shares subject to broker non-votes shall not be considered in making any determination pursuant to the immediately preceding sentence. The Governance Committee will then make a recommendation to the Board with respect to the director nominee's resignation and the Board will consider the recommendation and take appropriate action within 120 days from the date of the certification of the election results.

What happens if I do not specify a choice for a proposal when returning a proxy or do not cast my vote?

You should specify your choice for each proposal on your proxy card or voting instruction form. Shares represented by proxies will be voted in accordance with the instructions given by the stockholders.

If you are a stockholder of record and your proxy card is signed and returned without voting instructions, it will be voted according to the recommendations of our Board. If

you do not return your proxy card or cast your vote, no votes will be cast on your behalf on any of the items of business at the Annual Meeting.

If you are the beneficial owner, but not the holder of record, of shares and fail to provide voting instructions, your broker or other holder of record is permitted to vote your shares on the ratification of Deloitte as our independent registered public accounting firm. However, absent instructions from you, your broker or other holder of record may not vote on the election of directors, the advisory vote to approve named executive officer compensation, or the advisory vote on the frequency of advisory votes on named executive officer compensation, and no votes will be cast on your behalf for those matters.

Is my vote confidential?

All voted proxies and ballots will be handled in a manner intended to protect your voting privacy as a stockholder. Your vote will not be disclosed except:

- to meet any legal requirements;
- in limited circumstances such as a proxy contest in opposition to our Board of Directors;
- to permit independent inspectors of election to tabulate and certify your vote; or
- to respond to your written comments on your proxy card.

Stockholders' Proposals

Any stockholder who wishes to have a qualified proposal considered for inclusion in our proxy statement for our 2018 Annual Meeting must send notice of the proposal to our Corporate Secretary at our principal executive office no later than November 24, 2017. If you make such a proposal, you must provide your name, address, the number of shares of common stock you hold of record or beneficially, the date or dates on which such common stock was acquired and documentary support for any claim of beneficial ownership.

In addition, any stockholder who intends to submit nominees for election as directors or a proposal for consideration at our 2018 Annual Meeting, in each case not for inclusion in our proxy materials, must notify our Corporate Secretary. Under our By-Laws, such notice must (1) be received at our executive offices no earlier than November 6, 2017 or later than January 5, 2018, and (2) satisfy specified requirements. A copy of the pertinent By-Law provisions can be found on our Web site at *www.mcdermott.com* at "INVESTORS — Corporate Governance."

By Order of the Board of Directors,

LIANE K. HINRICHS
Secretary

Dated: March 24, 2017

APPENDIX

Reconciliation of Non-GAAP to GAAP Financial Measure

McDermott reports its financial results in accordance with the U.S. generally accepted accounting principles ("GAAP"). This Proxy Statement includes references to Adjusted Operating Income, a Non-GAAP financial measure as defined under the SEC's Regulation G. The following table reconciles the Non-GAAP financial measures to Operating Income, the most comparable GAAP financial measures.

	Year Ended Dec 31, 2016
(Dollars In thousands)	
GAAP Operating Income	$142,253
Add: Adjustments	
Restructuring Charges[1]	11,263
Impairment Loss[2]	54,958
Non-Cash Actuarial Loss (Gain) on Benefit Plans[3]	(5,391)
Total Non-GAAP Adjustments	60,830
Non-GAAP Adjusted Operating Income	$203,083

1   Restructuring charges were primarily associated with personnel reductions, facility closures, consultant fees, lease terminations and asset impairments.

2   Impairment charges: (i) $11.8 million and $10.9 million in the third and fourth quarters, respectively, related to certain marine assets after we determined their carrying values were either not recoverable or exceeded their respective fair values; (ii) $32.8 million in the first quarter related to our Agile vessel following the customer's termination of the vessel charter in May 2016 and given the lack of opportunities for the vessel. The Agile was decommissioned and disposed of in the third quarter.

3   Our Non-GAAP measures exclude 100% of pension actuarial loss (gain) included in our Consolidated Financial Statements, including the $5.4 million gain from year-end mark to market pension adjustments for the year ended December 31, 2016. This adjustment is recorded in selling, general and administrative expenses in the fourth quarter of each year in accordance with our pension accounting policy. Actuarial gains and losses are primarily driven by changes in the actuarial assumptions, discount rates and actual return on pension assets. The $5.4 million 2016 mark to market adjustment was comprised of a $4.5 million gain on our pension plan assets and $0.9 million of lower actuarial pension liabilities. The $4.5 million of mark to market adjustment is the difference between $21.6 million of expected return on pension plan assets recognized during 2016 and a $26.1 million actual gain on plan assets as of December 31, 2016. Our non-GAAP pension adjustment does not include $1.0 million of net pension benefit recognized during 2016 related to expected return on plan assets net of interest costs for our non-contributory defined benefit pension plans.



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